Exhibit 99.1

ENGINE GAMING AND MEDIA, INC.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED AUGUST 31, 2021

Dated November 26, 2021

TABLE OF CONTENTS

Item 1.	EXPLANATORY NOTES, CAUTIONARY STATEMENTS AND GLOSSARY OF TERMS		1
	1.1	Explanatory Notes	1
	1.2	Caution Regarding Forward-Looking Information	1
	1.3	Exchange Rate Data	2
	1.4	Glossary of Certain Terms	3

Item 2.	CORPORATE STRUCTURE		4
	2.1	Name, Address and Incorporation	4
	2.2	Intercorporate Relationships	4

Item 3.	GENERAL DEVELOPMENT OF THE BUSINESS		5
	Three Year History		7
	Recent Developments		11

Item 4.	DESCRIPTION OF THE BUSINESS		11
	4.1	Business Overview	11
	4.2	Industry Overview and Principal Markets	12
	4.3	Revenue Model	12
	4.4	Customers	15
	4.5	Foreign Operations	16
	4.6	Competitive Conditions	16
	4.7	Proprietary Protection	16
	4.8	Employees	16
	4.9	Specialized Skill and Knowledge	17
	4.10	Risk Factors	17

Item 5.	DIVIDENDS		24
	5.1	Dividends	24

Item 6.	DESCRIPTION OF SHARE CAPITAL		24
	6.1	Common Shares	24
	6.2	Preference Shares	24
	6.3	Warrants and Finder Warrants	25
	6.4	Awards	26
	6.5	Debt Securities	27

Item 7.	MARKET FOR SECURITIES		28
	7.1	Trading Price and Volume	28
	7.2	Prior Sales	29

Item 8.	Securities subject to contractual restriction on transfer		31

Item 9.	DIRECTORS AND executive OFFICERS		32
	9.1	Name, Occupation and Security Holding	32
	9.2	Orders, Penalties and Bankruptcies	33
	9.3	Audit Committee Disclosure	34
	9.4	Conflicts of Interest	38

Item 10.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		38
	10.1	Interest of Management and Others in Material Transactions	38

Item 11.	TRANSFER AGENT AND REGISTRAR		39
	11.1	Transfer Agents and Registrar	39

Item 12.	MATERIAL CONTRACTS		39
	12.1	Material Contracts	39

Item 13.	Interests of Experts		39
	13.1	Interests of Experts	39

Item 14.	ADDITIONAL INFORMATION		39
	14.1	Additional Information	39

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ANNUAL INFORMATION FORM

Item 1.	EXPLANATORY NOTES, CAUTIONARY STATEMENTS AND GLOSSARY OF TERMS

1.1	Explanatory Notes

In this Annual Information Form (the “AIF”), the term “Company”, or “Engine” refers to Engine Gaming and Media, Inc. and its subsidiaries as a whole, unless otherwise specified or the context otherwise requires.

Information contained in this AIF is given as of August 31, 2021, the fiscal year end of Company, unless otherwise specifically stated.

Unless otherwise indicated in this AIF, references to “$”, “US$” or “U.S dollars” are to United States dollars, references to “Canadian dollars” or “CDN$” are to the currency of Canada, and references to “EUR”, “€” or “Euros” are to European Euros.

Market and industry data used throughout this AIF was obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects.

This AIF should be read in conjunction with the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended August 31, 2021. The financial statements and management’s discussion and analysis are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com. The financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

1.2	Caution Regarding Forward-Looking Information

This AIF contains “forward-looking statements” within the meaning of that term under Canadian securities laws. These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding such future events and performance. In particular, all statements, other than historical facts, included in this AIF that address activities, events or developments that management of the Company expect or anticipate will or may occur in the future are forward-looking statements, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategy, profits or operating expenses;
●	the Company’s ability to successfully execute its business plan;
●	any expectation of regulatory approval and receipt of certifications with respect to the Company’s current and proposed business transactions;
●	expectations regarding existing products and plans to develop, implement or adopt new technology or products;
●	the expectation of obtaining new customers for the Company’s products and services, as well as expectations regarding expansion and acceptance of the Company’s brand and products to new markets;
●	estimates and projections regarding the industry in which the Company operates and adoption of technologies, including expectations regarding the growth and impact of esports;
●	requirements for additional capital and future financing options;
●	the risks inherent in international operations;
●	marketing plans;
●	the Company’s ability to compete with its competitors and their technologies;
●	the Company’s reliance on key executives and the ability to attract and retain qualified personnel;
●	the availability of intellectual property protection for the Company’s products, and the Company’s ability to expand and exploit its intellectual property;
●	statements related to the expected or potential impact of the novel coronavirus (“COVID-19”) pandemic;
●	the completion of and the Company’s use of the proceeds of any offering; and
●	other expectations of the Company.

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Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Such statements, made as of the date hereof, reflect the Company’s current views with respect to future events and are based on information currently available to the Company and are subject to and involve certain known and unknown risks, uncertainties, assumptions and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

When relying on forward-looking statements to make decisions, readers should ensure that the preceding information, the risk factors described herein under the section entitled “Risk Factors”, and the contents of this AIF are all carefully considered. These forward-looking statements are made as of the date of this AIF, and, except as may be required by law, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations, estimates and projections with regard thereto or any changes in events, conditions or circumstances on which any statement is based. Readers should not place undue importance on forward-looking statements and should not rely upon this information as of any other date. In addition to the disclosure contained herein, for more information concerning the Company’s various risks and uncertainties, please refer to the Company’s periodic public filings available under its profile on SEDAR at www.sedar.com.

1.3	Exchange Rate Data

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at various times.

Canadian Dollars to U.S. Dollars	Year Ended August 31, 2021	Year Ended August 31, 2020
High for period	0.8306	0.7710
Low for period	0.7465	0.6898
Average rate for period	0.7887	0.7436
Rate at end of period	0.7926	0.7668

As of November 23, 2021, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was CDN$1.00= US$0.7870.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in Euros in effect at various times.

Canadian Dollars to Euros	Year Ended August 31, 2021	Year Ended August 31, 2020
High for period	0.6840	0.7002
Low for period	0.6357	0.6309
Average rate for period	0.6598	0.6678
Rate at end of period	0.6709	0.6421

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As of November 23, 2021, the closing exchange rate for Canadian dollars in terms of Euros, as quoted by the Bank of Canada, was CDN$1.00= EUR€0.6993.

1.4	Glossary of Certain Terms

In this AIF, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set out below. This list is not exhaustive and terms otherwise defined in the body of the AIF shall have the meaning ascribed thereto.

“AIF” means this Annual Information Form.

“Audit Committee” means the audit committee of the Board.

“Board” means the board of directors of the Company.

“BCBCA” Business Corporation Act (British Columbia)

“Capital Pool Company” or “CPC” means a corporation:

(a)	that has been incorporated or organized in a jurisdiction in Canada;
(b)	that has filed and obtained a receipt for a preliminary CPC prospectus from one or more of the securities regulatory authorities in compliance with the CPC Policy; and
(c)	in regard to which the completion of a Qualifying Transaction has not yet occurred.

“Common Shares” means the common shares in the capital of the Company.

“Company” or “Engine” means Engine Gaming and Media, Inc., a company existing under the BCBCA.

“CPC Policy” means Policy 2.4 of the Exchange Corporate Finance Manual entitled “Capital Pool Companies”.

“esports” means organized multiplayer video game competitions.

“IFRS” means the International Financial Reporting Standards set by the International Accounting Standards Board which are applicable on the date on which any calculation is to be effective or the date of any financial statements referred to herein, as the case may be.

“Insider” when used in relation to the Company, means:

(a)	a director or senior officer of the Company;
(b)	a director or senior officer of a company that is an Insider or subsidiary of the Company;
(c)	a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Company; or
(d)	the Company itself if it holds any of its own securities.

“Securities Exchange Agreement” shall have the meaning ascribed to such term in Item 3.1.

“SEDAR” means System for Electronic Document Analysis and Retrieval.

“Qualifying Transaction” means a transaction where a CPC acquires significant assets other than cash, by way of purchase, amalgamation, merger or arrangement with another company or by other means.

“TSXV” means the TSX Venture Exchange.

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Item 2.	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

The Company was incorporated as “Stratton Capital Corp.” under the Business Corporations Act (Ontario) pursuant to articles of incorporation on April 8, 2011. On October 19, 2016, the Company filed Articles of Amendment changing its name from “Stratton Capital Corp.” to “Millennial Esports Corp.”

On June 7, 2019, the Company filed Articles of Amendment to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every fifteen pre-consolidation Common Shares (the “June 2019 Consolidation”). On October 17, 2019, the Company filed Articles of Amendment to (i) change its name from “Millennial Esports Corp.” to “Torque Esports Corp.”, and (ii) to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every five pre-consolidation Common Shares (the “October 2019 Consolidation”).

On August 13, 2020, the Company filed Articles of Amendment to (i) change its name from “Torque Esports Corp.” to “Engine Gaming and Media, Inc.”, and (ii) to effect a consolidation of the Common Shares on the basis of one post-consolidation Common Share for every fifteen pre-consolidation Common Shares (the “August 2020 Consolidation”).

On December 18, 2020, the Company filed a Continuance Application with the British Columbia Registrar of Companies to continue into British Columbia under the BCBCA.

On October 19, 2021, the Company changed its name from “Engine Media Holdings, Inc.” to “Engine Gaming and Media, Inc.”

The head office of the Company is located at 33 Whitehall Street, 8th Floor, New York, NY 10004 and the registered office of the Company is located at 77 King Street West, Suite 3000, PO Box 95, Toronto, Ontario M5K 1G8.

The Company is a reporting issuer in the provinces of Alberta, British Columbia, Ontario, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The Common Shares are listed and posted for trading on the TSXV under the trading symbol “GAME”, on the NASDAQ Global Market (the “NASDAQ”) under the symbol “GAME”, and the OTCQB under the trading symbol “GAME”.

2.2	Intercorporate Relationships

The following is a summary of the inter-corporate relationships between the Company and its subsidiaries, which together comprise the consolidated Company as at the date hereof:

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Item 3.	GENERAL DEVELOPMENT OF THE BUSINESS

Businesses of Engine

Engine is a building a leading media and gaming platform for sports and esports for fans, publishers, influencers and brands.. The Company offers a unique combination of esports content, streaming technology, gaming platforms, data analytics and intellectual property.

Engine is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies. Engine clients include more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek, and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch, and Ubisoft; and has connectivity into hundreds of millions of homes around the world through content, distribution, and technology.

Engine Media operates a portfolio of businesses that bring together key capabilities and technology for the benefit of its customers. Engine’s media focused businesses include Frankly, Stream Hatchet, and Sideqik and its gaming platform and gaming businesses included WinView Games, Eden Games and UMG Gaming.

Engine generates revenue through a combination of direct-to-consumer and subscription fees; streaming technology and data software-as-a-service (“SaaS”) based offerings; and, programmatic advertising and sponsorships.

Media

Frankly

Frankly, through its wholly-owned subsidiary Frankly Media, LLC, provides a complete suite of solutions that give publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue.

Frankly’s products include a ground-breaking online video platform for Live, Video-on-Demand (“VOD”) and Live-to-VOD workflows, a full-featured content management system with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku.

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Frankly also provides comprehensive advertising products and services, including direct sales and programmatic ad support. With the release of its server-side ad insertion (SSAI) platform, Frankly has been positioned to help video producers take full advantage of the growing market in addressable advertising.

Stream Hatchet

Stream Hatchet S.L (“Stream Hatchet”), is a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. Stream Hatchet provides real-time data analytics and viewership information that assists in the development and marketing decisions of the Company’s initiatives. This is a service that no other publisher or esports operator owns in-house. These unique data analytic capabilities provide the Company an edge in accessing sponsorships and promotions from major brands focused on esports, as the Company has proprietary data on esports viewership, brand exposure and sponsorship valuation to quantify the value of our brand exposure on multiple streaming platforms around the globe.

Stream Hatchet, through a SaaS offering, also generates significant independent revenue for the Company as a standalone unit without infringing upon its strategic value to the Company. Stream Hatchet provides holistic data to its users, which include streamers, esports organizations, video game producers, and advertising agencies. Stream Hatchet provides a clearly-delineated product offering with a high degree of automation, and a strong pipeline of clients and brands looking for intelligence in the esports & gaming landscape. Stream Hatchet’s innovative reporting and data analytics are unique in the industry, with services and reporting having been sold to major brands in the technology space.

Gaming

Eden Games

Eden Games is a game developer with market-leading competency in building mobile games, currently focused on the racing genre. They are well-known in the industry for the multiple racing franchises they have created and are considered experts in the fields of licensing and racing technology. Founded in 1998 in Lyon, France, by two experienced Atari developers, Eden Games is a household name in development circles and has both a storied history of success and a strong pipeline of future engagements. Its current development deals include such partners as Codemasters/Electronic Arts (F1 Mobile Racing) and Microids (Gear.Club Unlimited Franchise), which post its huge success on Nintendo Switch, and will expand to additional console platforms such as Xbox and Playstation. These two contracts, as well as others, provide regular revenue contracted from third parties and a share of the revenue from game sales or in-app purchases.

Eden has produced the following video game titles: V-Rally (1998); V-Rally 2 (1999); Need for Speed: Porsche (2000); V-Rally 3 (2002); KYA: Dark Lineage (2003); TITEUF: Mega Compet (2004); Test Drive Unlimited (2006); Alone in the Dark (2008); Test Drive Unlimited 2 (2011); TDU2 Casino Online (2011); Gear.Club Mobile (2016 – 2020); Gear.Club Unlimited (2017); F1 Mobile (2018 – 2020); and Gear.Club Unlimited 2 (2018 – 2020). In addition, the Company has planned releases throughout both 2022 and 2023.

UMG Gaming

The Company acquired UMG on December 31, 2019. UMG is a premier esports company in North America, offering a turnkey platform for esports events, live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

UMG, through its wholly-owned subsidiary UMG Events LLC, which was founded in 2012, is actively involved in many aspects of the esports industry. UMG is deeply ingrained in the gaming community and very well established within the competitive gaming sector with over 2.5 million registered users.

UMG is a diversified esports company that has operations involved in:

●	Live tournaments
●	Online contests
●	Creation and distribution of original content
●	Esports tournament operations through its proprietary tournament management app

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WinView

WinView is a Silicon Valley-based company, pioneering second-screen interactive TV. WinView is a leading skill-based sports prediction mobile games platform. WinView plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second screen, its foundational patents and unique business model. The WinView app is an end-to-end two-screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based WinView Games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing in real-time during live televised sports. WinView also holds the foundational patents on the synchronized second screen experience.

Three Year History

The following is a description of how the business of the Company developed over the three most recently completed financial years and the current financial year.

Fiscal Year Ended August 31, 2019

Convertible Debenture Financing

On July 8, 2019, the Company closed a first tranche of a non-brokered private placement of convertible debentures in the amount of CDN$5,251,112 (“2019 Convertible Debentures”). The 2019 Convertible Debentures will mature 36 months from the date of issuance and bear interest at a rate of 6% per annum, payable on maturity. Holders of the 2019 Convertible Debentures may convert all or a portion of the principal amount of the 2019 Convertible Debentures into units of Engine at a price of CDN$7.50 per unit. Each unit is comprised of one Common Share and one Warrant, with each Warrant exercisable into a Common Share at an exercise price of CDN$7.50 per share for a period of five years from the issuance of the 2019 Convertible Debentures. The Company shall be entitled to call for the exercise of any outstanding Warrants following the 6 month anniversary of closing in the event that the closing trading price of the Common Shares is above CDN$45.00 for 15 consecutive trading days. On July 25, 2019 the Company closed an additional tranche of principal amount 2019 Convertible Debentures of CDN$5,342,000 and on August 8, 2019, the Company closed a final tranche of principal amount 2019 Convertible Debentures of CDN$4,406,900. The non-brokered private placement of 2019 Convertible Debentures was fully subscribed for a total of principal amount of CDN$15,000,012.

Fiscal Year Ended August 31, 2020

Acquisition of UMG

On November 6, 2019, the Company signed a definitive agreement to acquire UMG Media Ltd. (“UMG”). The transaction closed on December 31, 2019 and was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta). Pursuant to the arrangement, the Company acquired all of the issued and outstanding common shares of UMG, by way of a plan of arrangement, based on an exchange ratio of 0.0428803 (0.0643205 on a pre-August 2020 Consolidation basis) of a Common Share for each UMG common share held by the former UMG shareholders. In total, the Company issued 288,560 Common Shares in exchange for the outstanding UMG securities, including to holders of shares of UMG issued pursuant to a non-brokered private placement conducted by UMG I conjunction with the transaction. In addition, each outstanding option and warrant to purchase a common share of UMG was exchanged for an option or warrant, as applicable, to purchase a Common Share of the Company, based upon the exchange ratio. This transaction was approved at the special meeting of UMG shareholders held on December 17, 2019 and the final order regarding the arrangement was granted by the Court of Queen’s Bench of Alberta on December 18, 2019. The plan of arrangement was completed on December 31, 2019.

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Frankly Arrangement and WinView Merger

On March 10, 2020, the Company, Frankly Inc. (“Frankly”) and WinView Inc. (“WinView”) announced that they had entered into a business combination agreement dated March 9, 2020 (the “Business Combination Agreement”) where the three companies agreed to form an integrated news, gaming, sports and esports platform (the “FW Transaction”).

On May 8, 2020, the Company acquired all of the issued and outstanding common shares of Frankly in exchange for consideration of one Engine Common Share for each Frankly common share acquired, pursuant to a court approved plan of arrangement under the Business Corporations Act (British Columbia), resulting in the issuance of 2,258,215 Common Shares upon closing the business combination. All outstanding convertible securities of Frankly were exchanged for equivalent securities of the Company (other than outstanding warrants to purchase common shares of Frankly, which remain outstanding and have the terms of such securities adjusted to reflect the exchange ratio). The Company also concurrently indirectly acquired WinView, pursuant to a statutory merger under the laws of the State of Delaware, with WinView securityholders receiving an aggregate of 1,759,997 Common Shares of the Company as well as certain contingent consideration. The contingent consideration entitles WinView holders to proceeds from the enforcement of WinView’s patent portfolio, equal to 50% of the net license fees, damages awards or settlement amounts collected from third parties, with such payments to be calculated after deduction of certain amounts. In connection with the transaction, it was announced that the combined company would be co-led by Darren Cox and Frankly Chief Executive Officer Lou Schwartz, and WinView Executive Chairman Tom Rogers, who also served as Chairman of Frankly, would serve as Executive Chairman of the combined company.

For more information on the FW Transaction, see the Company’s business acquisition report dated November 13, 2020 on www.sedar.com.

Convertible Debentures

On August 19, 2020, the Company closed a first tranche of a non-brokered private placement of convertible debentures in the amount of US$5,750,000 (“2020 Convertible Debentures”). The 2020 Convertible Debentures will mature 24 months from the date of issuance and bear interest at a rate of 5% per annum (subject to the following adjustments), payable on maturity. At the Company’s option, interest under the 2020 Convertible Debentures is payable in kind in Common Shares at an issue price which would be based on the trading price of the Common Shares at the time of such interest payment. The interest rate under the 2020 Convertible Debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date. The 2020 Convertible Debentures holders may convert all or a portion of the principal amount of the 2020 Convertible Debentures into units of the Company at a price equal to the lesser of (a) US$11.25 per unit, and (b) if such conversion occurs after a public offering of securities by the Company, a 15% discount to the public offering price, provided that such conversion price shall not be less than US$7.50 per unit. Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the Common Shares of the Company and the exercise of Warrants of the Company to be issued pursuant to the conversion of the 2020 Convertible Debentures, holders of 2020 Convertible Debentures may convert such convertible debentures into units at US$7.50 per unit. As of December 19, 2020, the Company had not obtained registration rights in the United States. As such, the conversion price is US$7.50 per unit and the interest rate increased to 10% on December 19, 2020.

Each unit is comprised of one Common Shares and one-half of one warrant, with each Warrant exercisable into one Common Shares of the Company at an exercise price of US$15.00 per share for a period of three years from the issuance of the 2020 Convertible Debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding Warrants in the event.

Acquisition of Interest in One Up Group

On August 25, 2020, Engine announced it completed the acquisition of a 20.48% interest in mobile gaming company One Up Group, LLC (“One Up”). One Up operates the OneUp mobile app, which allows gamers to organize and play one-on-one matches with other gamers and compete for money. The purchase price was satisfied with the issuance of principal amount US$3 million convertible debentures, having the same terms as the 2020 Convertible Debentures, except that references therein to US$7.50 have been changed to US$9.50.

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Fiscal Year Ended August 31, 2021

Financings

On September 15, 2020, the Company closed the final tranche of 2020 Convertible Debentures in the amount of US$1,901,393.

On October 16, 2020, the Company announced that it closed a first tranche of principal amount US$1,050,000 of the first US$2,000,000 draw of a US$8,000,000 stand-by convertible debenture facility (“Standby Debentures”). The Standby Debentures have substantially similar terms as the 2020 Convertible Debentures, described above, except the following: (i) the references therein to a minimum US$7.50 conversion price have been changed to US$8.90; and (ii) the Standby Debentures are only convertible into common shares of the Company, not units.

On October 16, 2020, the Company announced that it closed a principal US$1 million convertible debenture financing which has similar terms to the 2020 Convertible Debentures, described above, except the references therein to US$7.50 have been changed to US$7.80 (the “2020 Convertible Debentures ($7.80)”).

On November 20, 2020, the Company announced that it closed the final tranche of the previously announced US$2,000,000 draw of the Standby Debentures, for total proceeds of US$950,000. In connection with the Standby Debentures, the Company issued 224,719 Warrants, with each Warrant exercisable into a Common Share at an exercise price of US$15.00 until November 20, 2024.

On December 2, 2020, the Company announced that its wholly-owned subsidiaries Frankly Media LLC and Frankly have amended the existing secured credit facility (as amended, the “EB Loan”) with arm’s length lender EB Acquisition Company, LLC (the “EB Lender”), in connection with the advance of an additional US$1,000,000 under the EB Loan, which is convertible at the option of the EB Lender, at a conversion price per share of US$11.25. The credit limit under the EB Loan of US$5 million is now fully drawn. In connection with the amendment, the maturity date of the EB Loan has been extended from January 5, 2021 until January 5, 2022. Additionally, the Company has guaranteed the obligations under the EB Loan and has granted a security interest in favour of the EB Lender over the assets of the Company. In consideration of the extension of the maturity date, the Company has agreed to issue to the EB Lender an aggregate of 6,666 Common Shares and an amendment fee of US$100,000 which forms part of the outstanding principal under the EB Loan. The Common Shares issuable will be subject to a hold period expiring four months and a day following the date of issuance, as well as restrictions on transfer under applicable securities laws.

On January 8, 2021 the Company settled convertible debentures (the “Debt Settlements”) of an aggregate principal amount of US$10,726,393 in outstanding convertible debentures through the issuance of 1,430,186 units at a deemed price of US$7.50 per unit, with each unit consisting of a Common Share and three-quarters of a warrant, with each whole Warrant exercisable into a Common Share at an exercise price of US$15.00 per share for a period of three years. Included in the Debt Settlements was the US$3,000,000 convertible debenture that was issued in connection with the Company’s acquisition of an interest in One Up.

On December 23, 2020, the Company announced its intention to complete a non-brokered private placement of up to approximately 3,300,000 units at a price of US$7.50 per unit for gross proceeds of up to US$25,000,000 (“December 2020 Private Placement”). Each Unit consists of one Common Share and one-half of one common share purchase warrant. Each whole Warrant entitles the holder to acquire one additional Common Share of the Company at a price of US$15.00 per share for a period of 3 years provided that: (i) if the Common Shares are listed for trading on NASDAQ, (ii) the Company completes an offering of securities under a short form prospectus for an aggregate amount of at least US$30,000,000, and (iii) the closing price of the common shares on NASDAQ is US$30.00 or greater for a period of 15 consecutive trading days, then the Company may accelerate the expiry date of the warrants to the 30th day after the date written notice is provided to the holders.

On January 8, 2021, the Company closed the first tranche of the December 2020 Private Placement for aggregate gross proceeds of US$10,540,883 and 1,405,451 units were issued. The Company paid cash commissions to eligible finders totalling US$284,989 and also issued the following securities as partial payment of commissions to finders: 36,948 units; and, 74,947 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

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In January and February 2021, the Company completed multiple tranches of equity financings totaling 4,371,767 units at an issue price of US$7.50 per unit, for gross proceeds of US$32,788,253. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole Warrant entitles the holder to acquire one additional share of the Company at a price of US$15.00 per share for a period of 3 years provided that: (i) if the Common Shares are listed for trading on NASDAQ, (ii) the Company completes an offering of securities under a short form prospectus for an aggregate amount of at least $30,000,000, and (iii) the closing price of the common shares on NASDAQ is $30.00 or greater for a period of 15 consecutive trading days, then the Company may accelerate the expiry date of the warrants to the 30th day after the date written notice is provided to the holders.

On February 26, 2021 the EB Lender converted the EB Loan into a US$5,000,000 secured convertible debenture, which is convertible into units of the Company at a conversion price of US$10.25 per unit. Each such unit is comprised of one Common Share and one-half of one common share purchase warrant, with each whole Warrant exercisable into a Common Share at an exercise price of US$15.00 per share for a period of three years from the issuance of the convertible debenture.

On March 25, 2021, the Company filed a final short form base shelf prospectus (with the securities regulators in each province of Canada, except for the Province of Québec) (the “Base Shelf Prospectus”) and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. The prospectus and registration statement allow the Company to offer up to US$150 million of common shares, preference shares, warrants, subscription receipts, debt securities, units, or any combination thereof during the 25-month period that the shelf prospectus is effective.

On June 7, 2021, the Company received approval to list its shares on NASDAQ. The Company’s Common Shares commenced trading on NASDAQ on June 17, 2021.

On August 10, 2021, the Company entered into an at-the-market Equity Distribution Agreement (the “Equity Distribution Agreement”) with Canaccord Genuity LLC (“Canaccord”), on behalf of itself and co-sales agents Oppenheimer & Co. Inc. and B. Riley Securities, Inc., to establish an at-the-market equity program (the “ATM Program”). Under the ATM Program, the Company will have the flexibility through the expiration date of its Base Shelf Prospectus to issue up to US$50 million of Common Shares as needed to support the Company’s ongoing business activities. Any Common Shares sold under the ATM Program will be sold at the prevailing market price at the time of sale, when sold through NASDAQ. No Common Shares will be offered or sold in Canada. As of the date hereof, the Company has not yet issued any shares under the ATM Program.

Patent Lawsuits with Against DraftKings and FanDuel

On July 7, 2021, Engine announced that its Winview subsidiary commenced an action in the United States District Court for the District of New Jersey against DraftKings Inc. (NASDAQ: DKNG), alleging infringement of patents owned by Winview. The lawsuit alleges that various gaming services provided by DraftKings infringe Winview’s United States Patent No. 9,878,243 (the “‘243 Patent”) entitled “Methodology for Equalizing Systemic Latencies in Television Reception in Connection with Games of Skill Played in Connection with Live Television Programming” and United States Patent No. 10,721,543 (the “‘543 Patent”) entitled “Method Of and System For Managing Client Resources and Assets for Activities On Computing Devices.” The action seeks the recovery of damages and other appropriate relief.

On July 20, 2021, Engine announced that its Winview subsidiary commenced an action in the United States District Court for the District of New Jersey against FanDuel, Inc., alleging infringement of patents owned by Winview. The lawsuit alleges that various gaming services provided by FanDuel infringe Winview’s 243 Patent and 543 Patent. The action seeks the recovery of damages and other appropriate relief.

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On July 29, 2021, Engine announced that its Winview subsidiary filed amended complaints in its patent infringement lawsuits against DraftKings, and FanDuel, which are pending in the United States District Court for the District of New Jersey, to include allegations that the gaming services provided by DraftKings and FanDuel infringe two additional patents owned by Winview: United States Patent No. 9,993,730 entitled “Methodology for Equalizing Systemic Latencies in Television Reception in Connection with Games of Skill Played in Connection with Live Television Programming,” and United States Patent No. 10,806,988 entitled “Method Of and System For Conducting Multiple Contests of Skill with a Single Performance.” These actions seek the recovery of damages and other appropriate relief.

Acquisition of Sideqik

On July 6, 2021, the Company announced the completion of the acquisition of Sideqik, Inc. (“Sideqik”). Engine will integrate Sideqik with its subsidiary Stream Hatchet, a global leader in live gaming video distribution analytics and audience engagement. Sideqik’s and Stream Hatchet’s combined assets will allow brands and agencies to have a one-stop-shop solution with proven expertise in evaluating and generating efficiencies across all live and non-live influencer marketing expenditures. With this focus on influencer marketing, Engine will empower brands to discover and connect with content creating influencers across any content vertical. It will provide tools to best shape the creation of authentic content that resonates with consumers, as well as best in class measurement to determine earned media value, sales effectiveness, and campaign return on investment.

Recent Developments

Name Change

On October 19, 2021, the Company changed its name from “Engine Media Holdings, Inc.” to “Engine Gaming and Media, Inc.”

Allinsports Arbitration

On October 1, 2021, the arbitration in Ontario commenced by the shareholders of Allinsports was completed. The arbitration sought, among other things, a ruling that the Company’s pending acquisition of Allinsports, a manufacturer of motorsports racing simulators, had been completed and that the selling shareholders were entitled to receive the outstanding payment of 966,667 Common Shares due under the acquisition agreement. The arbitrator determined that the transaction was completed and that the Allinsports shareholders are entitled to receive the outstanding share consideration under the acquisition agreement. The Company is reviewing the decision to determine its options, including other relief and remedies it may pursue.

Normal Course Issuer Bid

On October 27, 2021, the TSXV accepted the Company’s Notice of Intention to implement a normal course issuer bid (“NCIB”). Pursuant to the NCIB, Engine may, during the 12-month period commencing November 1, 2021 and ending October 31, 2022, purchase up to 777,165 Common Shares, being approximately 5% of the outstanding Common Shares of the Company. The NCIB shall terminate on the earlier of October 31, 2022 and the date on which the maximum number of Common Shares purchasable under the NCIB is acquired by the Company.

Item 4.	DESCRIPTION OF THE BUSINESS

4.1	Business Overview

The Company is addressing massive market opportunities in esports, gaming, data, and streaming content distribution. The three-way merger of Torque Esports, Frankly Media and WinView Games which closed on May 8, 2020 brings together a unique combination of technology assets that include: (i) a market leading video gaming competition platform – UMG; (ii) a skills-based mobile engagement platform for traditional sports and esports – WinView; (iii) a data intelligence platform – Stream Hatchet; (iv) influencer marketing – Sideqik; (v) a content management and streaming video platform that supports over 1,200 news sites and engages over 100 million monthly active users across some of the top media companies in world - Frankly; and (vi) a development studio that’s dedicated to making the best racing games for mobile – Eden Games.

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4.2	Industry Overview and Principal Markets

Video gaming is one of the largest and fastest growing markets in the entertainment sector, with an estimated 2.6 billion gamers globally, with esports being the major source of growth. Esports is a term that comprises a diverse offering of competitive electronic games that gamers play against each other. One of the biggest differences between esports and video games of old is the community and spectator nature of esports - the competitive play against another person, either one-on-one or in teams, is a central feature of esports. Since players play against each other online, a global network of players and viewers has developed as these players compete against each other worldwide. Additionally, game developers have greatly increased the entertainment value of games, which has made the spectator aspect of gaming much more prevalent and further drives expansion of the gaming market.

The expanded reach of broadband service and the computer technology advances in the last decade have also greatly accelerated the growth of esports. Esports has become so popular that many high schools and colleges now offer programs to support students’ interest in esports, as well as tournaments and scholarships. The best-known esports teams are receiving marquee sponsorships and are being purchased or invested in by a range of financial and strategic partners. The highest profile esports gamers have significant online audiences as they stream themselves playing against other players online and potentially can generate millions of dollars in sponsorship money and affiliate fees from their online streaming channels. It is projected that by 2023, approximately 650 million people will be watching esports globally. Most major professional esports events and a wide range of amateur esports events are broadcast live via streaming services, including Twitch.tv, Youtube.com and Facebook Gaming.

4.3	Revenue Model

Overview

The Company generates revenue through a combination of (i) direct-to-consumer fees (subscription, rake, advertising and sponsorship, and merchandise sales); (ii) business-to-business software-as-a-service (“SaaS”) subscription and professional service fees; and (iii) programmatic advertising sales and brand sponsorships. The Company is uniquely positioned with a base of predictable business-to-business revenues and an extensive network of media and gaming publisher relationships. These media and gaming publishers engage over one hundred (100) million monthly active users. Leveraging these relationships to efficiently create awareness for our gaming competition platform, where players and fans can play, watch and engage with other members of the esports community, is key to the Company’s long-term growth strategy.

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Brands

UMG

UMG is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

UMG, through its wholly owned subsidiary UMG Events LLC, which was founded in 2012, is actively involved in many aspects of the esports industry. UMG is deeply ingrained in the gaming community and very well established within the competitive gaming sector with approximately 2.1 million registered users and over 18 million matches played live and online through its platform.

UMG is a diversified esports company that has operations involved in:

●	Live tournaments
●	Online contests
●	Creation and distribution of original content
●	Esports tournament operations through its proprietary tournament management app

UMG TV by UMG Gaming is a live 24/7 linear and on-demand streaming video channel dedicated to gaming, esports and entertainment audiences. UMG TV is distributed across a broad range of media platforms including Twitch, YouTube, Apple TV, Roku, Amazon Fire, VIZIO and more. Some of the featured programming on UMG TV includes the following: UMG Rewind, The Race, Collegiate Clash, Emergence Days, Valorant, and UMG Classic.

WinView Games

WinView Games is a digital technology company that pioneered second-screen interactive television technologies and holds foundational patents on the synchronized second-screen experience. WinView plans to leverage its extensive experience in pioneering real-time interactive television games played on the mobile second-screen, its foundational patents and unique business model. The WinView app is currently an end-to-end two screen TV synchronization platform for both television programming and commercials. The paid entry, skill-based games app uniquely enhances TV viewing enjoyment and rewards sports fans with prizes as they answer in-game questions while competing in real-time during live televised sports. WinView has a portfolio of more than 68 issued patents on mobile sports gaming technologies and distributed entertainment systems.

Stream Hatchet

Stream Hatchet is a data analytics company based in Terrassa, Spain, providing intelligence for persons and entities involved in video game streaming. Stream Hatchet provides real-time data analytics and viewership information that assists in the development and marketing decisions of the Company’s initiatives. These unique data analytic capabilities provide the Company an edge in accessing sponsorships and promotions from major brands focused on esports, as the Company has proprietary data on esports viewership, brand exposure and sponsorship valuation to quantify the value of our brand exposure on multiple streaming platforms around the globe.

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Stream Hatchet, through a SaaS offering, also generates significant independent revenue for the Company as a standalone unit without infringing upon its strategic value to the Company. Stream Hatchet provides holistic data to its users, which include streamers, esports organizations and video game producers. Stream Hatchet provides a clearly-delineated product offering with a high degree of automation, and a strong pipeline of clients and brands looking for intelligence in the esports & gaming landscape. Stream Hatchet’s innovative reporting and data analytics are unique in the industry, with services and reporting having been sold to major brands in the technology space. Stream Hatchet’s customers include industry leaders such as Microsoft, Allied Esports, Activision and Twitch.

Sideqik

Sideqik is an influencer marketing platform that offers brands, direct marketers, and agencies tools to discover, connect and execute marketing campaigns with content creators. Sideqik’s end-to-end solutions offer marketers advanced capabilities to discover influencers with demographic and content filtering; connect and message influencers; share marketing collateral such as campaign briefs, photos, logos, videos; measure reach, sentiment, and engagement across all major social media platforms; and evaluate earned media value and return on investment across the entire campaign.

Frankly Media

Frankly Media provides a complete suite of content management, video streaming and engagement solutions that give broadcasters and publishers a unified workflow for the creation, management, publishing and monetization of digital content to any device, while maximizing audience value and revenue. Frankly delivers publishers and their audiences the solutions and services to meet the dynamic challenges of a multi-screen content distribution world. Frankly Media’s products include a groundbreaking online video platform for Live, VOD and Live-to-VOD workflows, a full-featured CMS with rich storytelling capabilities, as well as native apps for iOS, Android, Apple TV, Fire TV and Roku. Additionally, Frankly’s in-house team of digital advertising sales and operations experts monetize billions of monthly display and video advertising impressions through programmatic and direct brand sales across client and owned and operated media properties. Frankly has over 1,200 radio, TV and print media brands, including CNN, Newsweek and Vice Media; TV affiliates of NBC, CBS, FOX and ABC, and radio station groups such as Cumulus.

Eden Games

Eden Games is a game developer with market-leading competency in building mobile racing games. They are well-known in the industry for the multiple racing franchises they have created and are considered experts in the fields of licensing and racing technology. Founded in 1998 in Lyon, France, by two experienced Atari developers, Eden Games is a household name in development circles and has both a storied history of success and a strong pipeline of future engagements. Its current development deals are for the official F1 mobile game and porting its Gear.Club franchise onto the hugely successful Nintendo Switch. These two contracts provide regular revenue contracted from third parties and a share of the revenue from game sales or in-app purchases.

Eden has produced the following video game titles: V-Rally (1998); V-Rally 2 (1999); Need for Speed: Porsche (2000); V- Rally 3 (2002); KYA: Dark Lineage (2003); TITEUF: Mega Compet’ (2004); Test Drive Unlimited (2006); Alone in the Dark (2008); Test Drive Unlimited 2 (2011); TDU2 Casino Online (2011); Gear.Club Mobile (2016 – 2020); Gear.Club Unlimited (2017); F1 Mobile (2018 – 2020); and Gear.Club Unlimited 2 (2018 – 2020).

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Breakdown of Revenue Streams

The following table provides the breakdown for the main streams of revenue for the two most recently completed financial years:

Source of Revenue	Twelve-month period ended August 31, 2021 ($ and %)	Twelve-month period ended August 31, 2020 ($ and %)
Eden Games	3,422,202 (9.2%)	2,732,846 (24.6%)
Stream Hatchet	1,401,980 (3.8%)	1,041,516 (9.4%)
UMG	449,857 (1.2%)	314,948 (2.8%)
Frankly	31,530,306 (84.7%)	6,404,736 (57.7%)
WinView	3,543 (0.0%)	51,422 (0.5%)
Sideqik(1)	412,981 (1.1%)	N/A

Notes:

(1)	The acquisition of Sideqik was completed on July 6, 2021.

Disposition of Motorsport Assets

In November 2020, following a detailed strategic review in connection with the merger of Torque Esports, Frankly Media and WinView Games, the Company sold IDEAS+CARS, The Race Media, WTF1 and Driver DataBase (collectively the “Motorsport Assets”) to Ideas + Cars Holdings Limited, a third-party investment group based in the UK. As a result, the Company eliminated its funding obligations related to the cost of maintaining and growing these auto media businesses and certain accrued liabilities. These auto-related businesses sold are not focused on gaming but instead, are developing esport and traditional sport racing audiences with the creation and production of auto racing content. While reducing its cost base, the Company maintained the ability to work with the Motorsports Assets. The Company will continue to support racing as a category through its competitive gaming platform, UMG, as it expands relationships across the entire esports sector as the leading destination for tournament play. For the year ended August 31, 2020, the Motorsport Assets had revenue of approximately $0.56 million and an operating loss of $5.86 million.

4.4	Customers

The Company has different business segments which target different customers.

Frankly’s services are currently being used by approximately 1,200+ U.S. local news and radio stations, mostly affiliated with large broadcasting networks such as Cumulus, NBC, CBS, FOX and ABC.

The Company’s esports properties target esports enthusiasts and amateur gamers. Amateur gamers both consume esports content and actively play. Males aged 21-35 make up the majority of esports enthusiasts in the U.S. (43%) and Western Europe (45%) and contrary to expectation, these enthusiasts are more likely than the average gamer to be married (52% versus 39%), and have a full-time job (71% versus 50%).

In addition to esports enthusiasts, the Company targets brands (including multinational companies) that are interested in sponsoring or placing advertisements at tournament events.

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4.5	Foreign Operations

Although the Company is headquartered in Canada, the majority of its business is conducted outside of Canada:

●	Stream Hatchet has an office in Terrassa, Spain;

●	Eden Games has an office in Lyon, France;

●	WinView has an office in California, United States;

●	Frankly has an office in New York, United States.

●	Sideqik has an office in Atlanta, Georgia.

See “Item 4.10 – Risk Factors”.

4.6	Competitive Conditions

The Company competes in highly competitive and fragmented sectors, which include esports content, streaming technology, gaming platforms, data analytics and intellectual property. Some of the Company’s most direct competitors in North America and Europe include well capitalized and multinational companies.

The major competitors in the Company’s markets include:

●	Codemasters Software Company Limited
●	Nielsen Holdings Plc
●	FanAI Inc.

Despite intense competition, the Company believes it is well positioned to compete with its competitors by means of having an industry-leading management team and directors, integrated business model, in-house data analytics and in being a market leader in expanding key verticals. The Company’s management and directors have broad and extensive experience, an optimal blend of abilities across channels and assets, and a global footprint. The Company currently holds a number of growth assets that offer its customers the ability to deliver marketing, innovative games, and analytics to an expanding global customer base.

4.7	Proprietary Protection

The Company considers the creation, use, and protection of intellectual property to be crucial to its business. The Company’s general practice is to require all key employees and consultants to sign confidentiality agreements and assign all rights of inventions to the Company. In addition to the above contractual arrangements, the Company also relies on a combination of trade secret, copyright, domain name and other legal rights to protect its intellectual property. The Company typically owns the copyright to the software code to its content as well as the brand or title name under which its games are marketed. The Company believes that it has provided sufficient security for its intellectual property.

Non-patent intellectual properties owned by the Company include:

●	Trade secrets and know-how that it uses to develop games and processes;
●	Common law trademarks, including product names and graphics, music and other audio-visual elements of games;
●	Software code relating to its products;
●	Certain program assets; and
●	Sports and esports-focused apps.

4.8	Employees

As at August 31, 2021, the Company had approximately 195 employees globally. Of these employees, approximately 2 are located in Canada, 57 in France, 21 in Spain, 7 in India, and 108 in the United Sates. None of the Company’s employees are represented by a collective bargaining agreement. The Company considers its relations with its employees to be strong and views its employees as an important competitive advantage.

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4.9	Specialized Skill and Knowledge

Specialized skill and knowledge is necessary to capitalize on significant trends, esports, news streaming and gaming. The Company has assembled experienced management and technical teams within its portfolio companies.

As part of the Company’s acquisition of Frankly and WinView, media/technology industry veteran, founder of CNBC and long-time CEO of TiVo, Tom Rogers, joined the Company as executive chairman and board member. Additionally, seasoned executive Lou Schwartz joined the Company and is now its CEO.

David Nadal and his team at Eden Games have been making racing games as a tight-knit, innovative group of experts for over 20 years. Over that time they have built a unique portfolio of back-end IP, technical “building blocks” and industry recognition as leaders in the mobile racing space. For illustrative purposes, the experience of the Eden Games team, and Eden Games’ portfolio of IP enabled Eden Games to be selected as the developers of the F1® Mobile Racing game and deliver the product to market in just over a year from their commission.

Stream Hatchet are the leaders in the provision of data for esports companies from leading streaming platforms. Stream Hatchet has developed unique back-end IP and technology for its data collection services.

UMG was early in the Esports Live events and programming market. The unique approach for UMG was in the development of the platform that allows players to challenge each other for cash and prizes (props) at scale. This persistent ability to create these mini-events with machines and AI is a very unique position for the company. As the success of UMG grew, competitors like CMG were able to replicate the live event streaming part of the business and start taking props for their own events. Competition in live event streaming is a risk on the major events side of the business. The Company will address the threat with more programming and creating a consistent media presence. With the Company’s 2021 content plan, it believes it will grow and maintain a strong presence.

The Sideqik software platform enables discovery, collaboration, and technology integration with social media influencers, as well as engagement with a target audience, across all major social media platforms. The discovery feature in the software enables searching of relevant influencers by keywords, interest, location, brand affinity, and other such parameters. The audience engagement tool utilizes artificial intelligence to provide insight into how influencers perform before launching a relationship. Audience analytics breakdown demographics of users and audiences by age, gender, race, income, and other such parameters to ensure audiences align with target demographics. The influencer relationship manager streamlines communication with influencers with messages, emails, and attachments centralized inside of the platform. Customizable groups allow users to organize and identify influencers and group them by different pre-sets.

4.10	Risk Factors

The Company’s operations and financial performance are subject to the normal risks of its industry and are subject to various factors which are beyond the control of the Company. Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that it currently considers immaterial, may also adversely impact the Company’s business, operations, financial results or prospects, should any such other events occur.

Risks Associated with the Business and Industry of the Company

Liquidity concerns and future financings

Although the Company has been successful in the past in financing its activities, there can be no assurance that it will be able to obtain additional financing as and when needed in the future to execute its business plan and future operations. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. It may be difficult or impossible for the Company to obtain financing on commercially acceptable terms. This may be further complicated by the limited market liquidity for shares of smaller companies such as the Company, restricting access to some institutional investors. There is a risk that interest rates will increase given the current historical low level of interest rates. An increase in interest rates could result in a significant increase in the amount that the Company pays to service future debt incurred by the Company and affect the Company’s ability to fund ongoing operations.

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Failure to obtain additional financing on a timely basis could also result in delay or indefinite postponement of further development of its products. Such delay would have a material and adverse effect on the Company’s business, financial condition and results of operations.

The Company may not be able to successfully execute its business plan

The execution of the Company’s business plan poses many challenges and is based on a number of assumptions. The Company may not be able to successfully execute its business plan. If the Company’s business plan is more costly than anticipated or there are significant cost overruns, certain products and development activities may be delayed or eliminated or the Company may be compelled to secure additional funding (which may or may not be available) to execute its business plan. The Company cannot predict with certainty its future revenues or results from its operations. If the assumptions on which revenue or expenditure forecasts are based change, the benefits of the Company’s business plan may change as well. In addition, the Company may consider expanding its business beyond what is currently contemplated in its business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, the Company may be required to raise additional capital through the issuance of equity or debt. If the Company is unable to raise additional capital on acceptable terms, the Company may be unable to pursue a potential acquisition or new product opportunity.

Difficulties integrating acquisitions and strategic investments

The Company has acquired businesses, personnel and technologies in the past and expects to continue to pursue acquisitions, such as the completed acquisitions of Frankly, WinView, UMG, Eden Games, Stream Hatchet, SideQik, and other investments that are complementary to the existing business, and expanding the employee base and the breadth of the Company’s offerings. The Company’s ability to grow through future acquisitions will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, the ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Since the Company expects the esports industry to consolidate in the future, the Company may face significant competition in executing its growth strategy. Future acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt, and contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could adversely affect the financial condition and results of operations of the Company. The benefits of an acquisition or investment may also take considerable time to develop, and the Company cannot be certain that any particular acquisition or investment will produce the intended benefits.

The above risks and difficulties, if they materialize, could disrupt the Company’s ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on the Company’s business, results of operations and financial performance.

Management of growth

The Company has grown rapidly since its inception and it plans to continue to grow at a rapid pace. This growth has put significant demands on the Company’s processes, systems and personnel.

The Company may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. Managing the Company’s growth will require significant expenditures and allocation of valuable management resources. The inability of the Company to deal with this growth may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

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The Company may continue to have reduced cash reserves

The Company expects its cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures, and potential acquisitions and other investments by its business, and the Company cannot provide certainty as to how long its cash reserves will last or that it will be able to access additional capital when necessary.

The Company expects to incur continued losses and generate negative cash flow until it can produce sufficient revenues to cover its costs. The Company may never become profitable. Even if the Company does achieve profitability, it may be unable to sustain or increase profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with the Company achieving and sustaining profitability. The Company expects its cash reserves will be reduced due to future operating losses, and working capital requirements, and the Company cannot provide certainty as to how long its cash reserves will last or that it will be able to access additional capital if and when necessary.

Competition

The Company’s failure to compete successfully in its various markets could have a material adverse effect on the Company’s business, financial condition and results of operations. The market for the various types of product and service offerings of the Company is very competitive and rapidly changing. The Company faces competition from other esports businesses, many of which are larger and better funded than the Company. There can be no guarantee that the Company’s current and future competitors will not develop similar or superior services to the Company’s products and services which may render the Company uncompetitive. Increasing competition could result in fewer future customers, reduced revenue, reduced sales margins and loss of market share, any one of which could harm the business of the Company.

Players in the current market face a vast array of entertainment choices. Other forms of entertainment, such as offline, traditional online, personal computer and console games, television, movies, sports and the Internet are much larger and more well-established markets and may be perceived by the Company’s customers to offer greater variety, affordability, interactivity and enjoyment. These other forms of entertainment compete for the discretionary time and income of the Company’s customers. If the Company is unable to sustain sufficient interest in its games in comparison to other forms of entertainment, including new forms, the business model may no longer be viable.

For a detailed description of the competitive environment faced by the Company, see “Item 4.6 – Competitive Conditions”.

Security and privacy breaches

Security or privacy breaches may result in an interruption of service or a reduced quality of service, which could increase the Company’s costs or result in a reduction in the use of the Company’s services by its customers. The Company’s systems may be vulnerable to physical break-ins, computer viruses, attacks by computer hackers or similar disruptive problems. If unauthorized users gain access to the Company’s databases, they may be able to steal, publish, delete or modify sensitive information that is stored or transmitted on the Company’s networks and which the Company is required by its contracts to keep confidential. A security or privacy breach could result in an interruption of service or a reduced quality of service. Confidential information internal to the Company may also be disclosed to unauthorized personnel who may use such information in a manner adverse to the Company’s interests. Hackers may attempt to “flood” the network, thereby preventing legitimate network traffic or to disrupt the network, thereby preventing access to a service or preventing a particular individual from accessing a service. The Company may therefore be required to make significant expenditures in connection with corresponding corrective or preventive measures. In addition, a security or privacy breach may harm the Company’s reputation and cause its customers to reduce their use of the Company’s services, which could harm the Company’s revenue and business prospects. In addition, the Company’s revenue may be adversely affected by un-captured usage, in the event that the Company’s system is “hacked”, resulting in transmissions that may not be detected by its billing system. Further, the increase in traffic as a result of such unauthorized “hacking” may slow or overload the Company’s transmission network, thereby adversely affecting the overall quality of services which the Company provides to its paying customers. If the Company incurs any such losses or liabilities, the Company’s operating results, financial condition, business and prospects may be adversely affected.

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The development of high-quality products requires substantial up-front expenditures

Consumer preferences for games are usually cyclical and difficult to predict, and even the most successful titles remain popular for only limited periods of time, unless refreshed with new content or otherwise enhanced. In order to remain competitive, the Company must continuously develop new products or enhancements to existing products. The amount of lead time and cost involved in the development of high-quality products is increasing, and the longer the lead time involved in developing a product and the greater the allocation of financial resources to such product, the more critical it is that the Company accurately predicts consumer demand for such product. If its future products do not achieve expected consumer acceptance or generate sufficient revenues upon introduction, the Company may not be able to recover the substantial development and marketing costs associated with those products.

Rapid technological changes

Rapid technological changes may increase competition and render the Company’s technologies, products or services obsolete or cause the Company to lose market share. The online gaming software industry is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. Such changes may adversely affect the Company’s revenue. There can be no assurance that the Company can improve the features, functionality, reliability and responsiveness of infrastructure. Similarly, the technologies that the Company employs may become obsolete or subject to intense competition from new technologies in the future. If the Company fails to develop, or obtain timely access to, new technologies, or if it fails to obtain the necessary licenses for the provision of services using these new technologies, the Company may lose market share, and its results of operations would be adversely affected.

Failure to license necessary third party software for use in the Company’s products and services, or failure to successfully integrate third party software, could cause delays or reductions in the Company’s sales, or errors or failures of the Company’s service

The Company licenses third party software that it incorporates into its products and services. In the future, the Company might need to license other software to enhance its products and meet evolving customer requirements. These licenses may not continue to be available on commercially reasonable terms or at all. Some of this technology could be difficult to replace once integrated. The loss of, or inability to obtain, these licenses could result in delays or reductions of the Company’s applications until it identifies, licenses and integrates or develops equivalent software, and new licenses could require the Company to pay higher royalties. If the Company is unable to successfully license and integrate third party technology, it could experience a reduction in functionality and/or errors or failures of the Company’s products, which may reduce demand for its products and services.

Third-party licenses may expose the Company to increased risks, including risks associated with the integration of new technology, the impact of new technology integration on existing technology, open source software disclosure risks, the diversion of resources from the development of the Company’s own proprietary technology, and inability to generate revenue from new technology sufficient to offset associated acquisition and maintenance costs.

Proprietary protection and intellectual property disputes

Protection of the trade secrets, copyrights, trademarks, domain names and other product rights of the Company are important to its success. The Company protects its intellectual property rights by relying on trademark protection, common law rights as well as contractual restrictions. However, many of the Company’s proprietary technologies are currently unpatented nor has the Company made any applications for such intellectual property registrations and has no present intention to do so in the near future. As such, the current steps that it takes to protect its intellectual property, including contractual arrangements, may not be sufficient to prevent the misappropriation of its proprietary information or deter independent development of similar technologies by others.

Should the Company decide to register its intellectual property in one or more jurisdictions, it will be an expensive and time consuming process and there is no assurance that the Company will be successful in any or all of such jurisdictions. The absence of registered intellectual property rights, or the failure to obtain such registrations in the future, may result in the Company being unable to successfully prevent its competitors from imitating its solutions or using some or all of its processes. Even if patents and other registered intellectual property rights were to be issued to the Company, its intellectual property rights may not be sufficiently comprehensive to prevent its competitors from developing similar competitive products and technologies.

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With the Company’s acquisition of WinView, it acquired WinView’s intellectual property portfolio. WinView’s patent portfolio is an important asset to the Company and the Company’s patent strategy with respect to the WinView patent portfolio is to pursue the broadest possible patent protection of its technologies in selected jurisdictions. Litigation may be necessary to enforce the intellectual property rights of the Company. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect the business and operating results of the Company. Moreover, due to the differences in foreign patent, trademark, copyright and other laws concerning proprietary rights, the Company’s intellectual property may not receive the same degree of protection in foreign countries as it would in Canada or the United States. The Company’s failure to possess, obtain or maintain adequate protection of its intellectual property rights for any reason could have a material adverse effect on its business, results of operations and financial condition.

The Company may also face allegations that it has infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including from its competitors and former employers of the Company’s personnel. Whether a product infringes a patent or other intellectual property right involves complex legal and factual issues, the determination of which is often uncertain. As the result of any court judgment or settlement, the Company may be obligated to cancel the launch of a new game or product offering, cease offering a game or certain features of a game, pay royalties or significant settlement costs, purchase licenses or modify the Company’s software and features, or develop substitutes. The Company has already had communication from trade mark trolls in this respect. At this time these actions are a nuisance rather than a quantifiable business risk.

In addition, the Company uses open source software in its games and expects to continue to use open source software in the future. From time to time, the Company may face claims from companies that incorporate open source software into their products, claiming ownership of, or demanding release of, the source code, the open source software and/or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could also result in litigation, require the Company to purchase a costly license or require the Company to devote additional research and development resources to change its games, any of which would have a negative effect on the Company’s business and operating results.

System failures, delays and other technical problems

System failures, delays and other technical problems could harm the Company’s reputation and business, causing the Company to lose customers and expose it to customer liability. The Company may experience failures or interruptions of its systems and services, or other problems in connection with its operations as a result of, amongst other things:

●	damage to, or failure of, its computer software or hardware or its infrastructure and connections;
●	data processing errors by its systems;
●	computer viruses or software defects; and
●	physical or electronic break-ins, sabotage, intentional acts of vandalism and similar events.

If the Company cannot adequately ensure that its network services perform consistently at a high level or otherwise fail to meet its customers’ expectations:

●	it may experience damage to its reputation, which may adversely affect its ability to attract or retain customers who participate in online esports tournaments;
●	its operating expenses or capital expenditures may increase as a result of corrective actions that the Company must perform; or
●	one or more of its significant contracts may be terminated early, or may not be renewed.

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Transmission of User Data

The Company transmits and stores a large volume of data. The Company is subject to legislation and regulations on the collection, storage, retention, transmission and use of user-data that it collects. The Company’s efforts to protect the personal information of its users, partners and clients may be unsuccessful due to the actions of third parties, software bugs or technical malfunctions, employee error or malfeasance, or other factors. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to the Company’s data, users’ data, partners’ data or clients’ data. If any of these events occur, users’, partners’ or clients’ information could be accessed or disclosed improperly. Any incidents involving the unauthorized access to or improper use of the information of users or incidents involving violation of the Company’s terms of service or policies could damage the Company’s reputation and brands and diminish its competitive position. Moreover, affected users, clients or governmental authorities could initiate legal or regulatory action against the Company in connection with such incidents, which could cause the Company to incur significant expense and liability or result in orders or consent decrees forcing the Company to modify its business practices and remediate the effects of any such incidents of unauthorized access or use. Any of these events could have a material adverse effect on the Company’s prospects, businesses, financial condition or results of operations.

Data collection risks

The Company partially relies on data captured by Stream Hatchet for its revenues and for assessing the performance of some of its brands. Capturing accurate data is subject to various limitations. For example, Stream Hatchet may need to collect certain data from mobile carriers or other third parties such as various viewing platforms, which limits the Company’s ability to verify the reliability of such data. Further, Stream Hatchet may not be able to collect any data from third parties at all. Failure to capture accurate data or an incorrect assessment of this data may materially harm business and operating results.

Mobile gaming and the free-to-play business model

Eden Games is partially reliant on the free-to-play business model where monetization is through in-app purchases. The risks of that business model include the dependence on a relatively small number of consumers for a significant portion of revenues and profits from any given game, including the current title, Gear.Club. If the Company increases its reliance on the free-to-play model, the Company may be exposed to increased risk. For example, the Company may invest in the development of new free-to-play interactive entertainment products that do not achieve significant commercial success, in which case the Company’s revenues from those products likely will be lower than anticipated and the Company may not recover its development costs. Further, if: (1) the Company fails to offer monetization features that appeal to its consumers; (2) these consumers do not continue to play the free-to-play games or purchase virtual items at the same rate; (3) the Company’s platform providers make it more difficult or expensive for players to purchase the Company’s virtual currency; or (4) the Company cannot encourage significant additional consumers to purchase virtual items in its free-to-play games, the Company’s business may be negatively impacted.

Global economy

The business of the Company is subject to general economic conditions. Adverse changes in general economic and market conditions could adversely impact demand for the Company’s products, prices, revenue, operating costs, results of financing efforts, and the timing and extent of capital expenditures.

Foreign operational risks

A significant portion of the business and operations of the Company is conducted in foreign jurisdictions, including the United States, Spain and France. As such, the Company’s business and operations may be adversely affected by changes in foreign government policies and legislation or social instability and other factors which are not within the control of the Company, including, but not limited to, renegotiation or nullification of existing contracts or licenses, changes in policies, regulatory requirements or the personnel administering them, economic sanctions, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, volatility of financial markets, labour disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company’s business is conducted. The Company’s operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment.

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If the Company’s operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, its business may be harmed. In the event of a dispute arising in connection with the Company’s operations in a foreign jurisdiction where the Company conducts or will conduct its business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company’s activities in foreign jurisdictions could be substantially affected by factors beyond their control, any of which could have a material adverse effect on the Company. The Company believes that its management is sufficiently experienced to manage these risks.

Regulation

The Company is subject to general business regulations and laws as well as regulations and laws specifically governing the internet, gaming, e-commerce and electronic devices. Existing and future laws and regulations may impede the Company’s growth or strategy. These regulations and laws cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, consumer protection, web services, wagering, the provision of online payment services, websites and the characteristics and quality or products and services. Unfavourable changes in regulations and laws could decrease demand for the Company’s events, online offering and merchandise, increase its cost of doing business or otherwise have a material adverse effect on the Company’s reputation, popularity, results of operations and financial condition.

The Company has never paid dividends and may not do so in the foreseeable future

The Company has never paid cash dividends on its Common Shares. Currently, the Company intends to retain its future earnings, if any, to fund the development and growth of its business, and does not anticipate paying any cash dividends on its Common Shares in the near future. As a result, shareholders will have to rely on capital appreciation, if any, to earn a return on investment in any Common Shares in the foreseeable future.

The market price for Common Shares has been volatile in the past, and may be subject to fluctuations in the future

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

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Emerging diseases, like COVID-19, may adversely affect the Company’s operations, suppliers, or customers

Emerging diseases, like COVID-19, and government actions to address them, may adversely affect the Company’s operations, suppliers, or customers. The COVID-19 pandemic continues to evolve rapidly and, as a result, it is difficult to accurately assess its continued magnitude, outcome and duration, but it could:

●	worsen economic conditions, which could negatively impact access to capital;
●	reduce consumer spending;
●	limit the Company’s employees from travelling which could affect the execution of the Company’s business plan given the Company is multi-jurisdictional; or
●	result in governmental regulation adversely impacting the Company’s business all of which could have a material adverse effect on the Company’s business, financial condition and results of operations, which could be rapid and unexpected.

Item 5.	DIVIDENDS

5.1	Dividends

The Company has not paid any dividends since its incorporation. Any determination to pay any future dividends will remain at the discretion of the Board and will be made based on the Company’s financial condition and other factors deemed relevant by the Board. There are currently no restrictions on the ability of the Company to pay dividends except as set out under the Company’s governing statute.

Item 6.	DESCRIPTION OF SHARE CAPITAL

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preference shares (“Preference Shares”).

6.1	Common Shares

As of the date of this AIF, 15,543,309 Common Shares were issued and outstanding. The Common Shares are the only class of shares currently issued by the Company, and the only equity and voting securities of the Company. The holders of Common Shares are entitled to dividends, subject to the rights of holders of any other class of shares of the Company, if, as and when declared by the Board, to one vote per share at meetings of the shareholders of the Company and, subject to the rights of holders of any other class of shares of the Company, to share, on a pro rata basis with the other holders of Common Shares, the net assets of the Company, upon liquidation, dissolution or winding up of the Company. The Common Shares are not subject to call or assessment nor do they carry any pre-emptive or conversion rights. There are no provisions attached to such shares for redemption, purchase for cancellation, surrender or sinking or purchase funds.

6.2	Preference Shares

As of the date hereof, no Preference Shares are issued and outstanding. Holders of Preference Shares shall not be entitled to receive notice of, or attend or vote at, any meeting of shareholders of the Company except as required by law or as provided in the special rights and restrictions attached to any series of Preference Shares. Holders of Preference Shares shall be entitled, on the distribution of assets or property of the Company on the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or on any other distribution of assets or property of the Company among its shareholders for the purpose of winding up its affairs, to receive, before any distribution or payment is made to holders as set out in the special rights and restrictions attached to the applicable series of Preference Shares. After payment to holders of Preference Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of assets or property of the Company except as specifically provided in the special rights and restrictions attached to any particular series of Preference Shares.

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6.3	Warrants and Finder Warrants

As of the date of this AIF, the Company has outstanding Warrants and Finder Warrants to purchase 5,189,139 Common Shares. The following table summarizes the Warrants and Agent Options outstanding as of the date of this AIF:

Date of Issue	Type of Warrant / Option	Number of Warrants / Options	Exercise Price (CDN$)	Expiry Date
October 18, 2019 – August 31, 2021	Common Share purchase warrant(1)	445,982	$7.50	July 8, 2024
October 18, 2019 – August 31, 2021	Common Share purchase warrant(1)	401,624	$7.50	July 25, 2024
August 20, 2020 – August 31, 2021	Common Share purchase warrant(1)	230,800	$7.50	August 8, 2024
December 18, 2019	Common Share purchase warrant(2)	29,066	$27	December 20, 2022
March 20, 2020 – May 27, 2020	Common Share purchase warrant(4)	222,212	$13.50	March 20 – May 27, 2023
May 8, 2020	Warrants (Frankly)(5)	123,159	$10.50	March 13, 2022
November 20, 2020	Common Share purchase warrant(6)	224,719	US$15	November 20, 2022
January 8, 2021	Common Share purchase warrant(7)	1,072,640	US$15	August 19, 2023
January 8, 2021	Common Share purchase warrant(8)	796,147	US$15	January 8, 2024
January 22, 2021	Common Share purchase warrant(9)	522,898	US$15	January 22, 2024
February 24, 2021	Common Share purchase warrant(10)	1,058,227	US$15	February 24, 2024
February – March , 2021	Common Share purchase warrant(11)	49,999	US$15	August 19, 2023
March 18, 2021	Common Share purchase warrant(11)	11,666	US$15	September 15, 2023

Notes:

(1) Common Share purchase warrants issued on conversion of the 2019 Convertible Debentures. Each warrant is exercisable into a Common Share at an exercise price of $7.50 per share until either July 8, 2024, July 25, 2024 or August 8, 2024.

(2) Common Share purchase warrants issued under the December 18, 2019 non-brokered private placement. On December 18, 2019, the Company closed a non-brokered private placement of up to 266,666 units at a price of CDN$18.75 per unit for gross proceeds of up to CDN$5,000,000. A total of 58,133 units were issued for cash proceeds of CDN$550,000 and CDN$540,000 issued to creditors to settle amounts owing on the closing of this first tranche of the Offering. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional share of the Company for a period of 36 months from the date of issuance at a price of CDN$27.00 per share. Of the CDN$1,090,000 raised, CDN$100,000 were subscribed to by a director of the Company.

(3) Common Share purchase warrants, Agent’s Options and Stock Options which were exchanged in connection to Engine’s acquisition of UMG. On November 6, 2019, the Company signed a definitive agreement to acquire UMG. The transaction closed on December 31, 2019 and was carried out by way of a plan of arrangement under the Business Corporations Act (Alberta). Pursuant to the UMG Arrangement, Engine acquired all of the issued and outstanding UMG common shares, by way of a plan of arrangement, based on an exchange ratio of 0.0428803 (0.0643205 on a pre-August 2020 Consolidation basis) of a Common Share for each UMG common share held by the former UMG shareholders. In total, the Company issued 288,560 Common Shares in exchange for the UMG securities exchanged pursuant to the transaction, including the securities issued pursuant to the UMG private placement (a total of 54,157 of these Common Shares were issued to the UMG private placement shareholders and the remainder were issued to the UMG shareholders). In addition, each outstanding option and warrant to purchase a UMG common share was exchanged for an option or warrant, as applicable, to purchase an Engine Common Share, based upon the exchange ratio. This transaction was approved at the special meeting of UMG shareholders held on December 17, 2019 and the final order regarding the Arrangement was granted by the Court of Queen’s Bench of Alberta on December 18, 2019. The plan of arrangement was completed on December 31, 2019.

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(4) Common Share purchase warrants issued under the March 20 – May 27, 2020 non-brokered private placement. On March 25, 2020, the Company announced it closed the first tranche of its non-brokered private placement of up to 444,444 units at a price of CDN$9.00 per unit for gross proceeds of up to CDN$4,000,000. Each unit consisted of one Common Share of Engine and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional Common Share of Engine for a period of 36 months from the date of issuance at a price of CDN$13.50 per share. Aggregate proceeds of CDN$500,000 were raised and 55,555 units were issued on the closing of the first tranche of the offering. On March 30, 2020, the Company announced it closed the second tranche of the offering, for aggregate gross proceeds of CDN$844,370 and 93,818 units were issued on the closing of the tranche. On March 31, 2020, the Company announced it closed an additional tranche of the offering, for aggregate gross proceeds of CDN$310,000 and 34,444 units were issued on the closing of the tranche. On May 28, 2020, the Company announced it closed the final tranche of the offering, for aggregate gross proceeds of CDN$2,344,890 and 260,609 units were issued on the closing of this final tranche.

(5) Common Share purchase warrants and options which were exchanged in connection to Engine’s acquisition of Frankly. On May 8, 2020, the Company acquired all of the issued and outstanding shares of Frankly in exchange for consideration of one Engine Common Share for each Frankly common share acquired, pursuant to a court approved plan of arrangement, resulting in the issuance of 2,258,215 Common Shares upon closing the business combination described herein. The Company also concurrently indirectly acquired WinView, pursuant to a statutory merger under the laws of the State of Delaware, with WinView securityholders receiving an aggregate of 1,759,997 Common Shares of Engine as well as certain contingent consideration. All outstanding convertible securities of Frankly were exchanged for equivalent securities of Engine (other than outstanding warrants to purchase common shares of Frankly, which will remain outstanding and have the terms of such securities adjusted to reflect the exchange ratio).

(6) Common Share purchase warrants issued in connection with the Standby Debentures. See Note (4) of “Prior Sales” below for further details.

(7) Common Share purchase warrants issued in connection with the Debt Settlements. See Note (15) of “Prior Sales” below for further details.

(8) Common Share purchase warrants issued in connection with the December 2020 Private Placement. See Note (16) of “Prior Sales” below for further details.

(9) Common Share purchase warrants issued in connection with the second tranche of the December 2020 Private Placement. See Note (17) of “Prior Sales” below for further details.

(10) Common Share purchase warrants issued in connection with the final tranche of the December 2020 Private Placement. See Note (17) of “Prior Sales” below for further details.

(11) Common Share purchase warrants issued in connection with the conversion of the 2020 Convertible Debentures. See Notes (1) and (19) of “Prior Sales” below for further details.

6.4	Awards

The Company has adopted an omnibus equity incentive plan (the “Omnibus Plan”) in accordance with the policies of the TSXV which provides that the Board may from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers, employees and consultants of the Company and/or its affiliates (“Eligible Participants”), Common Share purchase options (“Options”), restricted share units (“RSUs”), and deferred share units (“DSUs”, and collectively with the Options and RSUs, the “Awards”).

Under the policies of the TSXV, except in certain circumstances, Awards granted under the Omnibus Plan are not required to have a vesting period, although the directors may continue to grant Awards with vesting periods, as the circumstances require. The Omnibus Plan authorizes the Board to grant Awards to Eligible Participants on the following terms:

1.	Under the Omnibus Plan, the total number of Common Shares reserved and available for grant and issuance pursuant to Options shall not exceed 10% of the issued and outstanding Common Shares.

2.	For so long as the Company is listed on the TSXV or on another exchange that requires the Company to fix the number of Common Shares to be issued in settlement of Awards that are not Options, the maximum number of Common Shares available for issuance pursuant to the settlement of RSUs and DSUs together shall be an aggregate of 1,548,174 Common Shares.

3.	The aggregate number of Common Shares for which Awards may be issued to any one participant in any 12-month period shall not exceed 5% of the outstanding Common Shares, unless the Company obtains disinterested shareholder approval as required by the policies of the TSXV. The aggregate number of Common Shares for which Awards may be issued to any one consultant within any 12-month period shall not exceed 2% of the outstanding Common Shares, calculated on the date an Award is granted to the consultant. The aggregate number of Common Shares for which Options may be issued to any persons retained to provide Investor Relations Activities (as defined by the TSXV) within any 12-month period shall not exceed 2% of the outstanding Shares, calculated on the date an Option is granted to such persons.

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4.	Unless disinterested shareholder approval as required by the policies of the TSXV is obtained: (i) the maximum number of Common Shares for which Awards may be issued to insiders of the Company (as a group) at any point in time shall not exceed 10% of the outstanding Common Shares; and (ii) the aggregate number of Awards granted to insiders of the Company (as a group), within any 12-month period, shall not exceed 10% of the outstanding Common Shares, calculated at the date an Award is granted to any insider.

5.	The Board may not grant Awards to Directors if, after giving effect to such grant of Awards, the aggregate number of Common Shares issuable to Directors, at the time of the grant, would exceed 1% of the total issued and outstanding Common Shares on a non-diluted basis, and within any one financial year of the Corporation, (A) the aggregate fair value on the grant date of all Options granted to any one Director shall not exceed $100,000, and (B) the aggregate fair market value on the grant date of all Awards (including, for greater certainty, the fair market value of the Options) granted to any one Director shall not exceed $150,000; provided that such limits shall not apply to (i) Awards taken in lieu of any cash retainer or meeting director fees, and (ii) a one-time initial grant to a Director upon such Director joining the Board.

6.	All Awards granted under the Omnibus Plan are non-transferable in any manner, including assignment, except as may be permitted by the Board (or the designate committee of the Board), or as specifically provided in the agreement for an Award granted under the Omnibus Plan.

The Omnibus Plan was approved by shareholders of the Company at a meeting held on October 6, 2021, which amends and restates the equity incentive plan which was previously established as of July 15, 2020. As of August 31, 2021, there were an aggregate of 692,938 Options, nil DSUs, and 490,174 RSUs outstanding under the existing Omnibus Plan.

6.5	Debt Securities

As of the date of this AIF, the company had the following debt securities outstanding:

Type of Debt Security	Amount Outstanding as of the Date of this AIF
2019 Convertible Debentures(1)	US$449,713
2020 Convertible Debentures(2)	US$2,000,000
EB Loan(3)	US$5,000,000

Notes:

(1)	For more information on the 2019 Convertible Debentures, see “3.2 – Three Year History – Fiscal Year Ended August 31, 2019 – Convertible Debenture Financing”.

(2)	For more information on the 2020 Convertible Debentures, see Note (1) of “Prior Sales” below.

(3)	For more information on the EB Loan, see Note (14) of “Prior Sales” below.

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Item 7.	MARKET FOR SECURITIES

7.1	Trading Price and Volume

Common Shares

The Common Shares are listed and posted for trading on the TSXV and on the NASDAQ under the trading symbol “GAME”. The following table sets forth, on a monthly basis, the reported price range (which are not necessarily the closing prices) and the aggregate volume of trading of the Common Shares on the TSXV and the NASDAQ, respectively, for the most recently completed financial year ended August 31, 2021 as well as the periods up to the date of this AIF.

	TSXV (prices in Canadian dollars)		NASDAQ (prices in U.S. dollars)
Date	Price Range (high - low)	Total Volume	Price Range (high - low)	Total Volume
November 1 – 23, 2021	$5.15 – $3.81	242,980	$4.18 – $2.90	3,598,700
October 2021	$5.98 - $4.49	401,125	$4.79 – $3.65	2,361,116
September 2021	$8.82 - $4.80	643,831	$7.00 – $3.78	5,696,274
August 2021	$9.25 - $6.57	402,470	$7.36 – $5.21	3,635,158
July 2021	$15.83 - $7.55	595,264	$12.74 – $6.07	15,222,528
June 2021(1)	$16.50 - $9.90	1,926,805	$13.40 – $8.52	5,211,631
May 2021	$12.48 - $9.35	348,078	N/A	N/A
April 2021	$14.38 - $10.00	469,615	N/A	N/A
March 2021	$14.24 - $11.00	684,613	N/A	N/A
February 2021	$14.84 - $8.90	1,417,221	N/A	N/A
January 2021	$10.90 - $9.01	311,914	N/A	N/A
December 2020	$11.00 - $8.17	406,204	N/A	N/A
November 2020	$10.35 - $7.21	403,501	N/A	N/A
October 2020	$11.76 - $9.00	496,703	N/A	N/A
September 2020	$11.74 - $8.70	378,890	N/A	N/A

Notes:

(1) The Common Shares of the Company began trading on the NASDAQ on June 17, 2021. The information presented in the table for NASDAQ for June 2021 reflects the period from June 17 – June 30, 2021.

The closing price of the Common Shares on the TSXV on November 23, 2021 was CDN$4.07. The closing price of the Common Shares on the NASDAQ on November 23, 2021 was US$3.18.

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7.2	Prior Sales

During the most recently completed financial year, and as of the date of this AIF, the Company has issued the following securities that were not listed on an exchange or marketplace:

Types of Security	Date of Issue	Number of Securities/ Principal Amount	Exercise Price	Expiry Date
Convertible Debentures(1)	August 19, 2020 – September 15, 2020	$7,651,393	N/A	August 19, 2022 – September 15, 2022
RSUs(2)	August 13, 2020	352,335	N/A	N/A
Convertible Debentures(3)	August 25, 2020	$3,000,000	N/A	August 25, 2022
Convertible Debentures(4)	October 16, 2020	$1,050,000	N/A	October 16, 2022
Convertible Debentures(5)	October 16, 2020	$1,000,000	N/A	October 16, 2022
Common Share(6)	October 29, 2020	2,500	N/A	N/A
RSUs(7)	November 3, 2020	75,944	N/A	N/A
RSUs(8)	November 4, 2020	241,103	N/A	N/A
Convertible Debentures(9)	November 20, 2020	$950,000	N/A	November 20, 2022
Warrants(10)	November 20, 2020	224,719	US$15	November 20, 2024
Common Shares(11)	November 25, 2020	66,666	N/A	N/A
Common Shares(12)	December 2, 2020	40,000	N/A	N/A
Common Shares(13)	December 3, 2020	75,944	N/A	N/A
Convertible Debentures(14)	December 2, 2020	$1,000,000	N/A	January 5, 2022
Common Shares(14)	December 30, 2020	6,666	N/A	N/A
Common Shares(15)	January 8, 2021	1,430,186	N/A	N/A
Warrants(15)	January 8, 2021	1,072,639	US$15	August 19, 2023
Common Shares(16)	January 8, 2021	1,442,399	N/A	N/A
Warrants(16)	January 8, 2021	796,147	US$15	January 8, 2024
Common Shares(17)	January 22, 2021	979,048	N/A	N/A
Warrants(17)	January 22, 2021	522,898	US$15	January 22, 2024
Common Shares(18)	February 24, 2021	2,013,966	N/A	N/A
Warrants(18)	February 24, 2021	1,058,227	US$15	February 24, 2024
Warrants(19)	February – March, 2021	49,999	US$15	August 19, 2023
Warrants(19)	March 18, 2021	11,666	US$15	September 15, 2023
Common Shares(20)	August 13, 2021	117,321	N/A	N/A

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Notes:

(1) On August 19, 2020, Engine closed a first tranche of a non-brokered private placement of convertible debentures in the amount of US$5,750,000. The 2020 Convertible Debentures will mature 24 months from the date of issuance and bear interest at a rate of 5% per annum (subject to the following adjustments), payable on maturity. At the Company’s option, interest under the 2020 Convertible Debentures is payable in kind in Engine Common Shares at an issue price which would be based on the trading price of the Common Shares at the time of such interest payment. The interest rate under the 2020 Convertible Debentures will increase from 5% to 10% per annum on a prospective basis on December 19, 2020, if a public offering has not occurred by that date. The 2020 Convertible Debentures holders may convert all or a portion of the principal amount of the 2020 Convertible Debentures into units of the Company at a price equal to the lesser of (a) US$11.25 per unit, and (b) if such conversion occurs after a public offering of securities by the Company, a 15% discount to the public offering price, provided that such conversion price shall not be less than US$7.50 per unit. Notwithstanding the foregoing, if by December 19, 2020, the Company has not obtained registration rights in the United States to allow sale in the United States of the Common Shares of the Company and the exercise of warrants of the Company to be issued pursuant to the conversion of the 2020 Convertible Debentures, holders of 2020 Convertible Debentures may convert such convertible debentures into units at US$7.50 per unit. Each unit is comprised of one Common Shares and one-half of one warrant, with each warrant exercisable into one Common Shares of the Company at an exercise price of US$15.00 per share for a period of three years from the issuance of the 2020 Convertible Debentures. Under certain circumstances, the Company shall be entitled to call for the exercise of any outstanding warrants in the event. On September 15, 2020, Engine closed the final tranche of 2020 Convertible Debentures in the amount of US$1,901,393.

(2) On August 13, 2020, the Company granted RSUs pursuant to the Company’s Omnibus Equity Incentive Plan to the following directors and officers in the following amounts: Tom Rogers (113,095 RSUs), Lou Schwartz (147,619 RSUs), Peter Liabotis (16,384 RSUs) Steve Zenz (14,764 RSUs), Bryan Reyhani (16,773 RSUs), Hank Ratner (11,954 RSUs), and Mike Munoz (31,746 RSUs).

(3) On August 25, 2020, Engine announced it completed the acquisition of a 20.48% interest in mobile gaming company One Up. The purchase price was satisfied with the issuance of principal amount US$3 million convertible debentures, having the same terms as the 2020 Convertible Debentures, except that references therein to US$7.50 have been changed to US$9.50.

(4) On October 16, 2020, the Company announced that it closed a first tranche of principal amount US$1,050,000 of the first US$2,000,000 draw of a US$8,000,000 stand-by convertible debenture facility. The Standby Debentures have substantially similar terms as the 2020 Convertible Debentures, as described under Note 15 above, except the following: (i) the references therein to a minimum US$7.50 conversion price have been changed to US$8.90; and (ii) the Standby Debentures are only convertible into common shares of the Company, not units.

(5) On October 16, 2020, the Company announced that it closed a principal US$1 million convertible debenture financing which as similar terms to the 2020 Convertible Debentures, as described under Note 15 above, except the references therein to US$7.50 have been changed to US$7.80.

(6) Common Shares issued on exercise of 2,500 warrants at an exercise price of CDN$9.75, issued in connection with the Frankly transaction, as described under Note (11), above.

(7) On November 3, 2020, the Company granted 75,944 RSUs to Darren Cox which will vest 30 days following the grant thereof.

(8) On November 4, 2020, the Company granted 241,103 RSUs to management of the Company which will vest over a three year period.

(9) On November 20, 2020, the Company closed a second tranche of Standby Debentures in the amount of US$950,000.

(10) Common Share purchase warrants issued in connection with the Standby Debentures (“Standby Warrants”). Each Standby Warrant is exercisable into a Common Share at an exercise price of US$15 until November 20, 2024.

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(11) Common Shares issued pursuant to the vesting of RSUs.

(12) On December 2, 2020, the Company agreed to settle outstanding debt of CDN294,000 with two arm’s length creditors by issuing 40,000 Common Shares at a deemed price of CDN$7.35 per Common Share. The Common Shares are subject to a four-month hold period which will expire on April 5, 2021.

(13) Common Shares issued pursuant to the vesting of RSUs.

(14) On December 2, 2020, the Company announced that its wholly-owned subsidiaries Frankly Media LLC and Frankly have amended the existing secured credit facility with arm’s length lender EB Lender, in connection with the advance of an additional $1,000,000 under the EB Loan, which is convertible at the option of the EB Lender, at a conversion price per share of $11.25. The credit limit under the EB Loan of $5 million is now fully drawn. In connection with the amendment, the maturity date of the EB Loan has been extended from January 5, 2021 until January 5, 2022. Additionally, the Company has guaranteed the obligations under the EB Loan and has granted a security interest in favour of the EB Lender over the assets of the Company. In consideration of the extension of the maturity date, the Company has agreed to issue to the EB Lender an aggregate of 6,666 Common Shares and an amendment fee of $100,000 which forms part of the outstanding principal under the EB Loan. The Common Shares issuable will be subject to a hold period expiring four months and a day following the date of issuance, as well as restrictions on transfer under applicable securities laws.

(15) On January 8, 2021 the Company completed the Debt Settlements through the issuance of 1,430,186 units at a deemed price of US$7.50 per unit, with each unit consisting of a common share and three-quarters of a warrant, with each whole warrant exercisable into a common share at an exercise price of US$15 per share for a period of three years.

(16) On January 8, 2021 the Company closed the first tranche of the December 2020 Private Placement for aggregate gross proceeds of US$7,247,222.50 and 1,405,451 units were issued. The Company paid cash commissions to eligible finders totalling $284,989 and also issued the following securities as partial payment of commissions to finders: 36,948 units; and, 74,947 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for a period of 3 years provided that: (i) if the Common Shares are listed for trading on NASDAQ, (ii) the Company completes an offering of securities under a short form prospectus for an aggregate amount of at least US$30,000,000, and (iii) the closing price of the common shares on NASDAQ is US$30.00 or greater for a period of 15 consecutive trading days, then the Company may accelerate the expiry date of the warrants to the 30th day after the date written notice is provided to the holders.

(17) On January 22, 2021 the Company closed the second tranche of the December 2020 Private Placement for aggregate gross proceeds of US$10,540,883 and 966,296 units were issued. The Company paid cash commissions to eligible finders totalling $205,652.05 and also issued the following securities as partial payment of commissions to finders: 12,752 units; and, 40,040 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

(18) On February 24, 2021 the Company closed the final tranche of the December 2020 Private Placement for aggregate gross proceeds of US$15,000,000 and 2,000,000 units were issued. The Company paid cash commissions to eligible finders totalling $229,506.08 and also issued the following securities as partial payment of commissions to finders: 13,966 units; and, 44,567 finders warrants, with each finder warrant exercisable into a common share at an exercise price of US$15.00 per share for 3 years subject to the same acceleration terms described above.

(19) Warrants issued in connection with the conversion of the 2020 Convertible Debentures described under note (1), above.

(20) Common Shares issued pursuant to the vesting of RSUs.

(21) The figures in this table and in the notes thereto are presented on a post-consolidation basis (after the QT Consolidation, June 2019 Consolidation, October 2019 Consolidation, and August 2020 Consolidation) unless otherwise specified.

Item 8.	Securities subject to contractual restriction on transfer

As at the date of this AIF, the following are the securities of the Company subject to contractual restrictions on transfer:

Type of Security	Number of Common Shares Subject to Restrictions	Percentage of issued and outstanding Common Shares (Non-Diluted)
Common Shares(1)	386,584	2.5%

Notes:

(1) On July 2, 2021, the Company issued 386,584 Common Shares in connection with the acquisition of SideQik. The Common Shares issued for the acquisition of SideQik were subject to lock-up restrictions to be discharged 16 2/3% at 180 days from the closing date, and thereafter another 16 2/3% on the 15th of each subsequent month with the restriction being fully liquidated at the end of the 12th month.

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Item 9.	DIRECTORS AND executive OFFICERS

9.1	Name, Occupation and Security Holding

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until his or her successor is appointed, unless his or her office is earlier vacated in accordance with the BCBCA and the articles and by-laws of the Company.

The following table and the notes thereto state the names of all directors and executive officers, all other positions or offices with the Company and its subsidiaries now held by them, their principal occupations or employment, the year in which they became directors and/or executive officers of the Company, the approximate number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction, and the number of options to acquire Common Shares held as of the date hereof.

Name Province/State Country of Residence and Position(s) with the Company(1)	Principal Occupation Business or Employment for Last Five Years(1)	Periods Served as a Director or Officer (1)	Number of Common Shares owned, directly or indirectly or controlled or directed(1)(2)
Tom Rogers New York, USA Chairman and Director	Executive Chairman and Director of the Company since May 2020. Chairman and CEO of TRget Media, LLC, a media investment and operations advisory firm since June 2003.	May 2020	221,837
Louis Schwartz(6) Georgia, USA Chief Executive Officer and Director	Co-CEO of the Company from May 2020 to November 2020, CEO of the Company since November 2020. Director of the Company since July 2020.	July 2020	223,443
Hank Ratner(3)(4)(5) New York, USA Director	Director of the Company. CEO of investment firm and strategic consulting practice Ratner Ventures. Director of GF Sports and Entertainment, GF Events.	July 2020	114,193
Michael Munoz, New Jersey, USA Chief Financial Officer	Chief Financial Officer of the Company from May 2020 to present; Chief Financial Officer of Frankly from April 2018 to May 2020; Controller of Frankly from January 2016 to April 2018; Assistant Controller of Frankly from September 2015 to January 2016.	May 2020	18,558
Lawrence Rutkowski(3)(4)(5)(6) California, USA Director	Director of the Company. President & owner of L&S Investments, L.L.C. Director of Stanley M. Proctor Co.	January 2021	10,048
Lori Conkling(4)(6) New York, New York, USA	Director of the Company. Global Head of TV & Film Partnerships at YouTube. Fuqua School of Business Alumni Council at Duke University. Board of the T. Howard Foundation and Teach for America.	July 2021	523
Rudolph Cline-Thomas(3) New York, New York, USA	Director of the Company. Founder and Managing Partner of venture fund MASTRY. Founder of commercial real estate investment firm Mastry Properties. Serves on Salesforce Global Advisory Board (NYSE: CRM). Strategic advisor to Gucci. Board advisor for Jumia Technologies (NYSE: JMIA) and Zuora (NYSE: ZUO).	July 2021	562

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Notes:

(1)	Information has been furnished by the directors and executive officers individually or from www.sedi.ca.

(2)	The information as to shares beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Company by the respective directors and executive officers as at the date hereof and does not include any convertible securities held by such person.

(3)	Member of the Audit Committee.

(4)	Member of the Nominating and Governance Committee.

(5)	Member of the Compensation Committee.

(6)	Member of the Patent Committee.

The directors and executive officers of the Company listed above, as a group, beneficially owned, control or direct, directly or indirectly, 589,164 Common Shares as of the date hereof.

9.2	Orders, Penalties and Bankruptcies

To the knowledge of the Company, except as disclosed hereinafter, as of the date hereof:

(a)	no director or executive officer of the Company is, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)	no director or executive officer of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(i)	is, or has been, within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while such director or executive officer was acting in that capacity, or within a year of such director or executive officer ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)	has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or shareholder.

For the purposes of the above section (a), the term “order” means

(a)	a cease trade order;

(b)	an order similar to a cease trade order; or

(c)	an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

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To the knowledge of the Company, as of the date hereof, no director, executive officer or shareholder holding a sufficient number of securities of the Company to materially affect the control of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body.

June 2020 Cease Trade Order

On June 22, 2020, the OSC issued a temporary cease trade order against the Company for failure to file its second quarter interim financial statements for the six-month period ended February 29, 2020, the related management’s discussion and analysis and certificates of its CEO and CFO (the “Q2 Filings”). On July 8, 2020, the Company filed the Q2 Filings. The OSC lifted the cease trade order on July 10, 2020. The Company was reinstated for trading on the TSXV and the Common Shares resumed trading on July 27, 2020. At the time, Bryan Reyhani, Steven Zenz, Louis Schwartz, Tom Rogers and Michael Munoz were directors or officers of the Company.

9.3	Audit Committee Disclosure

National Instrument 52-110 of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

The Audit Committee Charter

The Board is responsible for reviewing and approving the unaudited interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board for its consideration in approving the unaudited interim financial statements together with other financial information of the Company for issuance to the shareholders.

The Audit Committee has the general responsibility to review and make recommendations to the Board on the approval of the Company’s annual and interim financial statements, the Management Discussion and Analysis and the other financial information or disclosure of the Company. More particularly, it has the mandate to:

(i)	oversee all the aspects pertaining to the process of reporting and divulging financial information, the internal controls and the insurance coverage of the Company;

(ii)	oversee the implementation of the Company’s rules and policies pertaining to financial information and internal controls and management of financial risks and to ensure that the certifications process of annual and interim financial statements is conformed with the applicable regulations; and

(iii)	evaluate and supervise the risk control program and review all related party transactions.

The Audit Committee ensures that the external auditors are independent from management. The Audit Committee reviews the work of outside auditors, evaluates their performance, evaluates their remuneration and makes recommendations to the Board. The Audit Committee also authorizes non-related audit work. A copy of the Charter of the Audit Committee is appended hereto as Schedule “A”.

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Composition of the Audit Committee

The Audit Committee is currently comprised of the following members of the Board:

Name	Position	Independent(1)	Financial Literacy(1)
Lawrence Rutkowski(2)	Director	Yes	Financially literate
Hank Ratner	Director	Yes	Financially literate
Rudolph Cline-Thomas	Director	Yes	Financially literate

Notes:

(1)	Terms have their respective meanings ascribed in NI 52-110.
(2)	Effective January 8, 2021, Peter Liabotis resigned as a director of the Company and was replaced by Lawrence Rutkowski, who also joined the Company’s Audit Committee. Effective February 26, 2021, Steven Zenz resigned as a director of the Company and was replaced by Lawrence Rutkowski as chairman of the Audit Committee.

Relevant Education and Experience

The following table describes the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

Lawrence Rutkowski

Lawrence R. Rutkowski, is an accomplished senior executive of major corporations with more than 30 years of experience spanning finance, media, retail, private equity, online publishing, and technology. Leveraging extensive experience identifying strategic global opportunities and implementing international expansions, Mr. Rutkowski is a valuable asset for a company requiring advisory related to international operations, accounting, forecasting, internal controls, or financial analysis. His broad areas of expertise include strategic planning, managerial finance, debt financing, private equity, M&A, and investor relations. Mr. Rutkowski is a chief financial officer who leads management information system strategies, navigates U.S. Securities and Exchange Commission (“SEC”) filings, and drives M&A activities (a leader on over 100 business transactions). Currently, Mr. Rutkowski is an esteemed corporate advisor and board member of several corporations. Since December 2013, Mr. Rutkowski has served a member of the board of the Stanley M. Proctor Company in Twinsburg, OH. He has also been a key corporate advisor to the chief executive officers of boards of directors of Goal Structured Solutions in San Diego, CA and Logic Source in Norwalk, CT.

Throughout his executive career, Mr. Rutkowski has held leadership positions with PETCO Animal Supplies, Inc., Warnaco, Inc., Primedia, NBC/General Electric, The Walt Disney Company, and NCR. At each of these companies, he was instrumental in enhancing their strategic planning and process accountability. He has been responsible for implementing turnaround plans that resulted in significant revenue growth, leveraging digital internet platforms to drive sales and market share, and leading a major company from bankruptcy to profitability.

Mr. Rutkowski has directed turnarounds resulting in increased stock price by more than 700% and a doubling of employees, in addition to over 100 strategic deal and business transactions. In addition, Mr. Rutkowski has been a chief financial officer to public companies listed on the NASDAQ and the New York Stock Exchange (“NYSE”). He is well-versed in managing SEC reporting matters, along with working with major investment banks and other banking institutions. He also has worked closely with the largest U.S. private equity firms. Along with extensive experience with various consumer-facing channels, such as media, digital content, publishing, consumer packaged goods, and retail, his background also includes e-commerce and omni-channel expertise.

An industry leader, Mr. Rutkowski specializes in leading enterprises through international expansions and developing new sales opportunities. At Warnaco, he led the expansion of a domestic company to a global company.

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As a result of these business transactions, new revenues increased significantly and facilitated the increase in international sales to over 35% of the business. While at the Walt Disney Company, Mr. Rutkowski was instrumental in the launch/acquisition of animation studios around the world, developed international media distribution channels, and led expansions throughout Asia. At PETCO Animal Supplies, Inc., he developed an austerity program reducing fixed expenses by more than USD$60 million per year, led an acquisition of a USD$225 million e-commerce platform, and facilitated expansion plans in Mexico. Mr. Rutkowski attained his master in business administration degree from Michigan State University and his literature, science and arts/education degrees from the University of Michigan.

Hank Ratner

Mr. Ratner has been a director of the Board since July 2020. Mr. Ratner has more than three decades of experience holding top executive positions at leading sports, entertainment, media and technology companies. He currently serves as CEO of investment firm and strategic consulting practice Ratner Ventures. He has ownership interests in a portfolio of early stage and established businesses. Mr. Ratner was a member of the board of directors of MSG Networks (NYSE: MSGN) until its acquisition in July 2021 by Madison Square Garden Entertainment Corp. He is a current member of the board of directors of GF Sports and Entertainment, GF Events, and was Co-Chairman of WinView prior to the Transaction.

Mr. Ratner spent nearly 30 years at Cablevision Systems Corporation (“Cablevision”) and its affiliated companies until the sale of Cablevision to Altice in 2016. During that time, Mr. Ratner served as Vice Chairman of Cablevision, President and CEO of The Madison Square Garden Company (“MSG”) and Chief Operating Officer of AMC Networks (formerly Rainbow Media) where he helped lead each company through unprecedented periods of dynamic and enduring growth. From 2016 to 2018, Mr. Ratner served as President and CEO of Independent Sports and Entertainment, overseeing its transition from Relatively Sports into an integrated sports, media, entertainment and management company representing more than 300 NBA, NFL and MLB athletes.

Mr. Ratner was with MSG from 2003 to 2015 serving as President and CEO from 2009 to 2014 and Vice Chairman the rest of his tenure. While at MSG, Mr. Ratner managed some of the world’s most iconic venues and brands. The portfolio of properties included the legendary Madison Square Garden arena, The Theater at Madison Square Garden, Radio City Music Hall, The Radio City Rockettes, the Radio City Christmas Spectacular, the Chicago Theater, the Wang Theater in Boston and professional sports teams the New York Knicks, New York Rangers, and New York Liberty. Mr. Ratner spearheaded MSG’s strategic initiatives and acquisitions, including bringing multiple venues such as the Beacon Theatre in New York City and The Forum in Inglewood under MSG management, and securing a ground-breaking marketing partnership with JPMorgan Chase as the company’s first-ever Marquee Partner. In addition, Mr. Ratner oversaw the historic $1 billion transformation of the iconic Madison Square Garden arena, served as alternate governor to the NBA and NHL on behalf of the Knicks and Rangers from 2003 to 2015 and helped create the Billy Joel franchise, a record setting residency at Madison Square Garden. Mr. Ratner also managed the company’s media portfolio, including MSG Network and MSG Plus, two of the nation’s largest and most award-winning regional sports and entertainment networks, and national music network Fuse.

As Vice Chairman for Cablevision from 2002 until 2016, Mr. Ratner worked closely with the executive team to help set corporate direction, and oversee major business partnerships and negotiations. Mr. Ratner helped guide the company through several strategic transactions, including the acquisition of MSG, securing significant partnerships in various cable networks with Liberty Media, NBC, Fox and MGM, and the spin-offs of MSG in 2010 and AMC Networks in 2011, both now standalone, public companies. Prior to serving as Vice Chairman of Cablevision, Mr. Ratner spent 15 years at AMC Networks in various positions including as Chief Operating Officer overseeing the operations of AMC, IFC, Bravo, WE tv, 10 Fox regional sports networks, two national sports networks, five News 12 regional news networks, Rainbow Advertising Sales Corporation, and IFC Films, among others.

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Mr. Ratner was the founder of the Garden of Dreams Foundation, the non-profit that works closely with all areas of MSG and MSG Networks to positively impact the lives of children facing obstacles. Since its inception in 2006, the Foundation has provided unforgettable experiences for over 350,000 children and their families, with access and interaction with events and celebrities at MSG and its properties. Mr. Ratner was Chairman from the Foundation’s inception in 2006 until 2014 and remains a Board Member. Mr. Ratner is currently a member of the Board of Advisors of North Shore University Hospital, the flagship hospital of the Northwell Health System, and is also an Executive in Residence at The Zarb School of Business at Hofstra University. Mr. Ratner began his career as a corporate lawyer with the law firm Sullivan & Cromwell.

Rudolph Cline-Thomas

Mr. Cline-Thomas has served as director of the Board since July 2021. He is the Founder and Managing Partner of Mastry, a multistage venture fund, which counts world-class athletes, top CEOs, and influencers as limited partners to assist in creating top-tier platform-building opportunities. Mastry has made early investments in more than 80 companies including Robinhood, Marqeta, Grab, Dapper Labs, Allbirds, Uber, PagerDuty, Zoom, Cloudflare, Jumia, Qualtrics, Zuora, Hippo, HIMS, Datadog, GOAT, and Klarna.

In 2021, Mr. Cline-Thomas launched commercial real estate investment firm Mastry Properties, a division of Mastry, to invest in developments that seek to empower the communities in which they are located. The first portfolio investment is a $1 billion joint venture with Tishman Speyer to develop the first phase of the Harvard Enterprise Research Campus (ERC), located in Allston, Massachusetts. Harvard ERC is a 900,000-square-foot future hub of innovation comprising a science lab, apartment units, hotel, and a conference center.

Leveraging his deep relationships in the worlds of sports and entertainment, Mr. Cline-Thomas was the mastermind and Executive Producer of the 2021 Sports Emmy-nominated “The Scheme,” HBO’s riveting look at the underbelly of college basketball. The revealing and no-holds-barred documentary focused on the federal government’s three-year investigation into college basketball corruption.

In 2017, Mr. Cline-Thomas founded The Players Technology Summit, which brings together leaders in the technology, venture capital, and sports communities to discuss tech investing, trends, partnerships, and future sports/tech initiatives.

Mr. Cline-Thomas serves on the Salesforce Global Advisory Board (NYSE: CRM). Mr. Cline-Thomas is a strategic advisor to Gucci, and a board advisor for Jumia Technologies (NYSE: JMIA) and Zuora (NYSE: ZUO). He also sits on the advisory board of Global Communities and is a member of the board of trustees for Providence College, where he earned his college degree.

Audit Committee Oversight

At no time since the commencement of the financial year ended August 31, 2021 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

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Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

Aggregate fees paid to the Auditor during the financial years ended August 31, 2021 and 2020 were as follows:

	2021 Fee Amount ($)	2020 Fee Amount ($)
Audit Fees(1)	$552,091	$621,552
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	Nil	Nil
All Other Fees(4)	Nil	Nil
Total:	$552,091	$621,552

Notes:

(1)	“Audit fees” include fees rendered by the Company’s external auditor for professional services necessary to perform the annual audit and any quarterly reviews of the Company’s financial statements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.

(2)	“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in the “Audit Fees” category.

(3)	“Tax fees” include fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.

(4)	“All other fees” include fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

9.4	Conflicts of Interest

In the event conflicts of interest arise at a meeting of the Board, a director who has such a conflict will declare the conflict and abstain from voting. In appropriate cases, the Company will establish a special committee of independent non-executive directors (drawn from the majority of its members who must at all times be “independent” within the meaning of NI 52-110) to review a matter in which one or more directors or management may have a conflict.

Except as disclosed in this AIF, to the best of the Company’s knowledge, there are no known existing or potential material conflicts of interest between the Company or any subsidiary of the Company and any director or officer of the Company or any subsidiary of the Company, except that certain of the directors of the Company serve as directors and officers of other companies and it is therefore possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other companies. Where such conflicts arise, they will be addressed as indicated above.

Item 10.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

10.1	Interest of Management and Others in Material Transactions

No director or executive officer of the Company, or a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of the Common Shares, or any associate or affiliate of any of the aforementioned persons or companies, has any material interest, direct or indirect, in any transaction which has occurred within the financial years ended August 31, 2021, 2020 and 2019 or during the current year that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

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Item 11.	TRANSFER AGENT AND REGISTRAR

11.1	Transfer Agents and Registrar

The Company’s current transfer agent and registrar is Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1.

Item 12.	MATERIAL CONTRACTS

12.1	Material Contracts

Except as disclosed herein and other than contracts entered into in the ordinary course of business, there have been no material contracts entered into by the Company within the most recently completed financial year, or before the most recently completed financial year that are still in effect.

Item 13.	Interests of Experts

13.1	Interests of Experts

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or related to, the Company’s most recently completed financial year other than Baker Tilly WM LLP, the Company’s auditors for the most recently completed financial year. Baker Tilly WM LLP are independent in accordance with the ethical requirements that are relevant to audits of financial statements in Canada. Effective July 17, 2020, McGovern LLP resigned as the auditors of the Company, and the directors of the Company appointed Baker Tilly WM LLP as successor auditors in their place. McGovern Hurley LLP was independent in accordance with the auditor’s code of professional conduct of the Chartered Professional Accountants of Ontario up to the date of the Notice of Change of Auditor on July 17, 2020.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company. Neither Baker Tilly WM LLP nor its partners or associates beneficially own, directly or indirectly, any of the outstanding Common Shares of the Company.

Item 14.	ADDITIONAL INFORMATION

14.1	Additional Information

Additional financial information is provided in the Company’s consolidated financial statements and management discussion and analysis for the financial years ended August 31, 2021 and 2020, and additional information relating to the Company is on SEDAR at www.sedar.com.

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SCHEDULE “A”

ENGINE GAMING AND MEDIA, INC.
AUDIT COMMITTEE CHARTER

June 11, 2020

NAME

There shall be a committee of the board of directors (the “Board”) of Engine Gaming and Media, Inc. (the “Company”) known as the “Audit Committee”.

PURPOSE OF AUDIT COMMITTEE

The Audit Committee has been established to assist the Board in fulfilling its oversight responsibilities with respect to the following principal areas:

(a)	the Company’s external audit function; including the qualifications, independence, appointment and oversight of the work of the external auditors;

(b)	the Company’s accounting and financial reporting requirements;

(c)	the Company’s reporting of financial information to the public;

(d)	the Company’s compliance with law and regulatory requirements;

(e)	the Company’s risks and risk management policies;

(f)	the Company’s system of internal controls and management information systems; and

(g)	such other functions as are delegated to it by the Board.

Specifically, with respect to the Company’s external audit function, the Audit Committee assists the Board in fulfilling its oversight responsibilities relating to: the quality and integrity of the Company’s financial statements; the independent auditors’ qualifications; and the performance of the Company’s independent auditors.

MEMBERSHIP

The Audit Committee shall consist of as many members as the Board shall determine but, in any event not fewer than three directors appointed by the Board. Each member of the Audit Committee shall be “independent” (as such term is defined under applicable laws and in the rules and regulations of all exchanges on which the securities of the Company are listed for trading) and continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a director of the Company. The Board may fill a vacancy that occurs in the Audit Committee at any time.

Members of the Audit Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations:

(a)	Financially Literate. Each member shall be financially literate. For these purposes, an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. At least one member of the Audit Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

(b)	No Participation in Preparation of Financial Statements. No member can have participated in the preparation of the Company’s, or any of its subsidiaries’, financial statements at any time during the past three years.

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CHAIR AND SECRETARY

The Chair of the Audit Committee shall be designated by the Board. If the Chair is not present at a meeting of the Audit Committee, the members of the Audit Committee may designate an interim Chair for the meeting by majority vote of the members present. The Secretary of the Company shall be the Secretary of the Audit Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Audit Committee members who are present. A member of the Audit Committee may be designated as the liaison member to report on the deliberations of the audit committees of affiliated companies (if applicable).

MEETINGS

The Chair of the Audit Committee, in consultation with the Audit Committee members, shall determine the schedule and frequency of the Audit Committee meetings provided that the Audit Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Audit Committee shall have the authority to convene additional meetings as circumstances require.

Notice of every meeting shall be given to the external and internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Audit Committee in accordance with applicable law. The Audit Committee shall meet separately and periodically with management, legal counsel and the external auditors.

MEETING AGENDAS

Agendas for meetings of the Audit Committee shall be developed by the Chair of the Audit Committee in consultation with the management and the corporate secretary, and shall be circulated to Audit Committee members as far in advance of each Audit Committee meeting as is reasonable.

RESOURCES AND AUTHORITY

The Audit Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management. The Audit Committee shall have the authority, without seeking approval of the Board or management, to set and pay the compensation for any such outside consultants, independent legal counsel and other advisors and experts employed by the Audit Committee in connection with carrying out its duties.

The Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, including investigations relating to complaints with respect to accounting, internal accounting controls and/or auditing matters. The Audit Committee shall have direct access to and the authority to communicate directly with the internal and external auditors, the counsel of the Company and other officers and employees of the Company.

The members of the Audit Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries. Any member of the Audit Committee may require the external or internal auditors to attend any or every meeting of the Audit Committee.

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RESPONSIBILITIES

The Company’s management is responsible for preparing the Company’s financial statements and the external auditors are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors, and overseeing the activities of the internal auditors (as applicable).

The specific responsibilities of the Audit Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Audit Committee from examining any matters related to its purpose.

1.	Financial Reporting Process and Financial Statements

The Audit Committee shall:

(a)	in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b)	review and oversee on an ongoing basis (i) all material transactions and material contracts entered into between (A) the Company or any subsidiary of the Company, and (B) any subsidiary, director, officer, insider or related party of the Company, other than transactions in the ordinary course of business; (ii) potential conflict of interest situations; and (iii) all “related party transactions” (as such term or similar term is defined under all applicable laws) for potential conflict of interest situations;

(c)	review and discuss with management and the external auditors: (i) the preparation of the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements; (ii) whether the financial statements present fairly (in accordance with accounting principles generally accepted in the United States of America, or, if applicable, IFRS) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii) any matters required to be discussed with the external auditors; (iv) an annual report from the external auditors of the matters required to be discussed under Public Company Accounting Oversight Board (PCAOB) Auditing Standard No. 16 including: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

(d)	following completion of the annual audit, review with each of: (i) management; (ii) the external auditors; and (iii) the internal auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

(e)	resolve disagreements between management and the external auditors regarding financial reporting;

(f)	review the interim quarterly and annual financial statements, Management’s Discussion and Analysis and annual and interim profit or loss press releases prior to the public disclosure of such information; and

(g)	review and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f) above, and periodically assess the adequacy of those procedures.

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2.	External auditors

The Audit Committee shall:

(a)	require the external auditors to report directly to the Audit Committee;

(b)	be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c)	approve all audit engagements and must pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Audit Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audits, audit related and non-audit services for which the Audit Committee will retain the external auditors. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Audit Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting following such pre-approval;

(d)	review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the present and former external auditors;

(e)	receive written communications from the external auditor, consistent with PCAOB Rule 3526, on all relationships between the external auditor and the Company or persons in financial oversight reporting roles at the Company that may be thought to bear on the external auditor’s independence and the written affirmation of the external auditor of their independence as of the date of the communication. Actively engage in a dialogue with the external auditor regarding any relationship or services that may impact the objectivity or independence of the external auditor. Evaluate the qualifications, performance and independence of the auditor, including considering whether the provision of permitted non-audit services is compatible with maintaining the auditor’s independence. Confirm with the independent auditor that the rotation of the audit partner, lead partner and concurring partner of the external auditor is occurring as required by law. Obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A(b) of the Exchange Act regarding the detection and reporting of any illegal acts;

(f)	request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the external auditing firm’s internal quality-control procedures; (ii) any material issues raised by the external auditor’s own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between independent auditor and the Company to enable assessment of the auditor’s independence; and

(g)	review any problems experienced by the external auditors in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management.

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3.	Accounting Systems and Internal Controls

The Audit Committee shall:

(a)	oversee management’s design and implementation of and reporting on internal controls. The Audit Committee shall also receive and review reports from management, the internal auditors and the external auditors on an annual basis with regard to the reliability and effective operation of the Company’s accounting system and internal controls; and

(b)	review annually the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.

4.	Legal and Regulatory Requirements

The Audit Committee shall:

(a)	receive and review timely analysis by management of significant issues relating to public disclosure and reporting;

(b)	review, prior to finalization, periodic public disclosure documents containing financial information, including the Management’s Discussion and Analysis and Annual Information Form, if required;

(c)	prepare the report of the Audit Committee required to be included in the Company’s periodic filings;

(d)	review with the Company’s counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and

(e)	assist the Board in the oversight of compliance with legal and regulatory requirements and review with legal counsel the adequacy and effectiveness of the Company’s procedures to ensure compliance with legal and regulatory responsibilities.

5.	Additional Responsibilities

The Audit Committee shall:

(a)	discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management, including discussing with management the Company’s major risk exposures and the steps that have been taken to monitor and control such exposures;

(b)	establish procedures and policies for the following:

(i)	the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

(c)	prepare and review with the Board an annual performance evaluation of the Audit Committee;

(d)	report regularly to the Board, including with regard to matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors; and

(e)	review and reassess the adequacy of the Audit Committee’s Charter on an annual basis.

6.	Limitation on the Oversight Role of the Audit Committee

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Audit Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and in accordance with applicable accounting principles and standards and applicable rules and regulations. These are the responsibility of management and the external auditors.

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